FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of June, 2006


                                  UNILEVER N.V.
                 (Translation of registrant's name into English)

      WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: June 15, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Filing of Articles of Association dated 22 May 2006 (Dutch and English version) of Unilever N.V.

Exhibit 99



Caution: Only the written original of a notarial deed and written official copies of such deed contain the final, official text of such deed. In case of discrepancies between the written original or a written official copy of a notarial deed and any other version of a deed - whether print or electric - the original controls. Electronic copies may contain computer-generated errors or other deviations from the official version and are not "authentic deeds" under Dutch law.


                                 S T A T U T E N
                                      van:
                                  Unilever N.V.
                        statutair gevestigd te Rotterdam
                                d.d. 22 mei 2006


Hoofdstuk I
Naam en zetel.
Artikel 1.
De vennootschap draagt de naam Unilever N.V. en is gevestigd te Rotterdam.
Doel.
Artikel 2.
Het doel van de vennootschap is het verwerven van belangen in vennootschappen en ondernemingen, het beheren en financieren van vennootschappen en ondernemingen waarmee zij al dan niet in een groep is verbonden, alsmede het verrichten van alle handelingen die direct of indirect geacht kunnen worden daarmee in verband te staan of daartoe bevorderlijk te zijn, alles in de ruimste zin genomen, waaronder meer in het bijzonder: het uitvoeren van een overeenkomst die op achtentwintig juni negentienhonderdzesenveertig tussen de vennootschap (destijds genaamd Lever Brothers & Unilever N.V.) en Lever Brothers & Unilever Limited (thans genaamd Unilever PLC) - een Engelse vennootschap met overeenkomstig doel als Unilever N.V. - is aangegaan, waarbij een overeenkomst tussen dezelfde partijen van gelijke inhoud, gedateerd eenendertig december negentienhonderdzevenendertig, tussen hen opnieuw is gesloten en die is gewijzigd op twintig juli negentienhonderdeenenvijftig en op eenentwintig december negentienhonderdeenentachtig en op vijftien mei tweeduizendzes. Definities.
Artikel 3.
In deze statuten hebben de volgende begrippen de volgende betekenis:
aandeelhouder:                  een houder van een aandeel in het kapitaal
                                van de vennootschap of de gezamenlijke houders
                                van een aandeel in de zin van artikel 8 lid 2;
aandeelbewijs:                  een bewijs van een aandeel, een bewijs van meer
                                dan een aandeel en een bewijs van een
                                onderaandeel;
aangesloten instelling:         een aangesloten instelling als bedoeld in de Wet
                                giraal effectenverkeer;
aantekening:                    een vermelding in het aandelenregister bedoeld
                                in artikel 11 lid 1 indien het betreft een of
                                meer aandelen waarvoor een of meer
                                aandeelbewijzen in omloop zijn;
algemene vergadering:           het vennootschapsorgaan de algemene vergadering
                                van aandeelhouders of een vergadering van dat
                                orgaan;
bijboeking:                     een wijziging in het aandelenregister bedoeld in
                                artikel 11 lid 5;
boeking:                        een vermelding in het aandelenregister bedoeld
                                in artikel 11 lid 1 indien het betreft een of
                                meer aandelen waarvoor geen aandeelbewijs in
                                omloop is;
centraal instituut:             het centraal instituut als bedoeld in de Wet
                                giraal effectenverkeer;
certificaat van een aandeel:    een met medewerking van de vennootschap
                                uitgegeven certificaat van een aandeel in het
                                kapitaal van de vennootschap;
certificaathouder:              een houder van een met medewerking van de
                                vennootschap uitgegeven certificaat van een
                                aandeel of een persoon aan wie bij de wet
                                dezelfde rechten ten aanzien van de vennootschap
                                zijn toegekend als aan een houder van een
                                certificaat van een aandeel;
deelgenoot:                     een deelgenoot als bedoeld in de Wet giraal
                                effectenverkeer;
doorhaling:                     een wijziging in het aandelenregister bedoeld in
                                artikel 11 lid 5;
Euronext:                       de effectenbeurs van Euronext Amsterdam N.V.;
girodepot:                      het girodepot als bedoeld in de Wet giraal
                                effectenverkeer waartoe aandelen van een soort
                                behoren;
Group Chief Executive:          de Group Chief Executive als bedoeld in artikel
                                19 lid 4;
niet-uitvoerend bestuurder:     een lid van de raad van bestuur bedoeld in
                                artikel 19;
persoon:                        een natuurlijk persoon of een rechtspersoon;
raad van bestuur:               het bestuur van de vennootschap;
Scrip:                          een onderaandeel bedoeld in artikel 46 lid 1;
secretaris:                     een secretaris van de vennootschap bedoeld in
                                artikel 25;
stemgerechtigde                 (a) een stemgerechtigde aandeelhouder waaronder
vergadergerechtigde:            tevens wordt verstaan een deelgenoot, (b) een
                                houder van een recht van vruchtgebruik of een
                                pandrecht, die het stemrecht heeft op het
                                aandeel waarop het recht van vruchtgebruik of
                                pandrecht betrekking heeft en (c) zodanige
                                andere personen als bedoeld in artikel 29 lid 1;
uitvoerend bestuurder:          een lid van de raad van bestuur bedoeld in
                                artikel 19;
vergadergerechtigde:            (a) een aandeelhouder waaronder tevens wordt
                                verstaan een deelgenoot, (b) een
                                certificaathouder, (c) een houder van een recht
                                van vruchtgebruik of een pandrecht op een
                                aandeel, met uitzondering van de houder van een
                                zodanig recht waar het stemrecht op het
                                betrokken aandeel bij de aandeelhouder berust en
                                waar bij de vestiging of overdracht van het
                                desbetreffende recht de rechten zijn onthouden
                                die de wet toekent aan houders van met
                                medewerking van een vennootschap uitgegeven
                                certificaten van aandelen en (d) zodanige andere
                                personen als bedoeld in artikel 29 leden 1 en 2;
vennootschap:                   Unilever N.V. opgericht op negen november
                                negentienhonderdzevenentwintig;
verzameldepot:                  een verzameldepot als bedoeld in de Wet giraal
                                effectenverkeer waartoe aandelen van een soort
                                behoren;
wet:                            de Nederlandse wet;
wettelijke voorschriften:       voorschriften gegeven bij of krachtens de
                                Nederlandse wet;
4% cumpref:                     een aandeel van de soort die als zodanig is
                                gedefinieerd in artikel 4 lid 1;
6% cumpref:                     een aandeel van de soort die als zodanig is
                                gedefinieerd in artikel 4 lid 1;
7% cumpref:                     een aandeel van de soort die als zodanig is
                                gedefinieerd in artikel 4 lid 1.
Hoofdstuk II
Kapitaal en verdeling in aandelen.
Artikel 4.
4.1. Het maatschappelijk kapitaal van de vennootschap bedraagt zeshonderdeenendertig miljoen dertigduizend driehonderdachttien euro (EUR631.030.318,--), verdeeld in: vijfenzeventigduizend (75.000) zeven percents cumulatief-preferente aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR428,57) elk, (de "7% cumprefs"); tweehonderdduizend (200.000) zes percents cumulatief-preferente aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR428,57) elk, (de "6% cumprefs");
        zevenhonderdvijftigduizend (750.000) vier percents cumulatief-preferente aandelen van tweeenveertig euro en zesentachtig eurocent (EUR42,86) elk, (de "4% cumprefs");
        tweeduizend vierhonderd (2.400) gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR428,57) elk; en drie miljard (3.000.000.000) gewone aandelen van zestien eurocent (EUR0,16) elk.
4.2. De vennootschap kan nog niet geplaatste aandelen slechts uitgeven ingevolge een besluit van de algemene vergadering of van een ander vennootschapsorgaan dat daartoe bij besluit van de algemene vergadering is aangewezen. De uitgifte dient te geschieden met inachtneming van de daarvoor geldende wettelijke voorschriften en, voorzover de bevoegdheid ertoe te besluiten berust bij een ander vennootschapsorgaan dan de raad van bestuur, niet anders dan overeenkomstig een daartoe strekkend voorstel van de raad van bestuur.
        Het in dit lid bepaalde is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.
Kapitaalvermindering.
Artikel 5.
5.1. De vennootschap kan, behoudens het hierna bepaalde, te allen tijde overgaan tot gehele of gedeeltelijke terugbetaling van het nominale bedrag van de 4% cumprefs, mits met inachtneming van de wettelijke voorschriften met betrekking tot vermindering van het geplaatste kapitaal.
        Ingeval van een gehele terugbetaling wordt tevens uitgekeerd een bedrag ter grootte van het verschil tussen (a) het oorspronkelijke nominale bedrag van de desbetreffende preferente aandelen luidende in Nederlandse gulden ten tijde van de uitgifte van de desbetreffende aandelen en (b) het nominale bedrag ontstaan bij de euroredenominatie van die aandelen, welk verschil bij de euroredenominatie is toegevoegd aan de niet-uitkeerbare reserve als bedoeld in artikel 2:67a lid 3 van het Burgerlijk Wetboek. Voor de berekening wordt het oorspronkelijk in Nederlandse gulden luidende nominale bedrag tegen de officiele omrekenkoers omgerekend in euro.
5.2. Wordt tot gedeeltelijke terugbetaling besloten, dan worden de aandelen die voor terugbetaling in aanmerking komen, door middel van loting aangewezen.
5.3. Terugbetaling kan niet geschieden indien en zolang op preferente aandelen enig dividend achterstallig is.
Verkrijging eigen aandelen.
Artikel 6.
6.1. De vennootschap mag volgestorte gewone en preferente aandelen in haar kapitaal alsmede certificaten daarvan ook anders dan om niet verkrijgen, mits met inachtneming van de daarvoor geldende wettelijke voorschriften.
6.2. De vennootschap mag, zonder machtiging van de algemene vergadering, aandelen in haar kapitaal of certificaten daarvan verkrijgen om, krachtens een voor hen geldende regeling, over te dragen aan werknemers in dienst van de vennootschap of van een groepsmaatschappij. Deze aandelen en certificaten moeten zijn opgenomen in de prijscourant van een beurs.
Hoofdstuk III
Aandelen in het girale systeem / verzameldepot / girodepot /, onderaandelen, aandelenregister en aandeelbewijzen.
Artikel 7.
7.1. De gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR428,57) zijn genummerd van 1 tot en met 2.400. De overige gewone aandelen zijn genummerd van 2.401 af, onverminderd hetgeen in artikel 9 en artikel 11 is bepaald respectievelijk ten aanzien van de nummering van aandeelbewijzen en van boekingen in het aandelenregister. De soorten preferente aandelen zijn doorlopend genummerd en voorzien van hun soortaanduiding (4%, 6% respectievelijk 7%).
7.2.    Alle aandelen luiden op naam.
7.3. Bij uitgifte van een aandeel kan de levering ter opname in het girodepot onderscheidenlijk ter opname in een verzameldepot voor de desbetreffende soort aandelen geschieden door de vennootschap zonder medewerking van de andere aangesloten instellingen respectievelijk de andere deelgenoten in het verzameldepot. Daartoe is voldoende dat de vennootschap het aandeel van die soort ten name van het centraal instituut respectievelijk de desbetreffende aangesloten instelling opneemt in het aandelenregister, met vermelding van het feit dat het aandeel is gaan behoren tot het girodepot onderscheidenlijk het desbetreffende verzameldepot voor de desbetreffende soort aandelen en van de overige gegevens bedoeld in artikel 11 lid 2, en het centraal instituut respectievelijk de desbetreffende aangesloten instelling de levering aanvaardt. De gewone aandelen, genummerd 1 tot en met 2.400, kunnen niet worden geleverd ter opname in een verzameldepot of in het girodepot.
7.4. Indien een aandeel wordt geleverd ter opname in een verzameldepot wordt de levering aanvaard door de desbetreffende aangesloten instelling. Indien een aandeel wordt geleverd ter opname in het girodepot wordt de levering aanvaard door het centraal instituut. Levering van een aandeel ter opname in een verzameldepot of in het girodepot waarvan een aandeelbewijs in omloop is, kan alleen geschieden indien het aandeelbewijs ter intrekking bij de vennootschap wordt ingeleverd.
        De levering en aanvaarding kan geschieden zonder medewerking van de andere deelgenoten in het verzameldepot respectievelijk zonder medewerking van andere aangesloten instellingen.
7.5. De vennootschap kan krachtens besluit van de raad van bestuur uitlevering in de zin van artikel 26 van de Wet giraal effectenverkeer van aandelen onmogelijk maken. Het besluit daartoe kan tegenover een deelgenoot niet eerder worden ingeroepen dan zes maanden na publicatie van het besluit in ten minste een landelijk verspreid dagblad. De vennootschap kan bij besluit van de raad van bestuur een dergelijk besluit herroepen. In een dergelijk geval is uitlevering mogelijk vanaf de dag volgend op die waarop een dergelijk besluit in ten minste een landelijk verspreid dagblad is aangekondigd.
7.6. Een aangesloten instelling is bevoegd aandelen te leveren ter opname in het girodepot en, voor zover uitlevering niet onmogelijk is gemaakt, tot uitlevering uit het verzameldepot zonder de medewerking van de andere deelgenoten. Het centraal instituut is, voor zover uitlevering niet onmogelijk is gemaakt, bevoegd tot uitlevering uit het girodepot ter opname in een verzameldepot zonder medewerking van de andere deelgenoten.
7.7. De raad van bestuur is bevoegd aandelen te splitsen in onderaandelen. Onderaandelen van dezelfde soort die tezamen het nominale bedrag van een aandeel van die soort vertegenwoordigen, kunnen op verzoek van de houder van die onderaandelen door de raad van bestuur tot een aandeel worden samengevoegd.
        Hetgeen in deze statuten omtrent aandelen, aandeelbewijzen en aandeelhouders wordt bepaald, geldt mede voor respectievelijk onderaandelen, bewijzen van onderaandelen en houders van onderaandelen, voorzover niet het tegendeel is uitgedrukt of uit de strekking van de bepaling voortvloeit.
Gemeenschap.
Artikel 8.
8.1. Indien aandelen of certificaten van aandelen tot een andere gemeenschap behoren dan die ten gevolge van de toepassing van de Wet giraal effectenverkeer, is de vennootschap gerechtigd uitsluitend een door de gezamenlijke deelgenoten in die andere gemeenschap schriftelijk daartoe aangewezen persoon tot de uitoefening van de aan die aandelen of certificaten van aandelen verbonden rechten toe te laten, voorzover in de wet of deze statuten niet anders is voorgeschreven. De gezamenlijke deelgenoten in die andere gemeenschap kunnen ook meer dan een persoon aanwijzen.
        Indien die andere gemeenschap aandelen omvat, kunnen de gezamenlijke deelgenoten in die andere gemeenschap - mits eenstemmig - bij de aanwijzing of later bepalen dat, indien een deelgenoot in die andere gemeenschap dat verlangt, een zodanig aantal stemmen overeenkomstig zijn aanwijzing zal worden uitgebracht als overeenkomt met het gedeelte waarvoor hij in die andere gemeenschap is gerechtigd.
        De vennootschap vermeldt deze aanwijzingen in het in artikel 11 bedoelde aandelenregister.
8.2. Indien met betrekking tot een aandeel het aandeelhouderschap berust bij meer dan een persoon wordt in deze statuten, onverminderd het bepaalde in lid 1, onder "aandeelhouder" verstaan: de gezamenlijke houders van dat aandeel. Voorts wordt in deze statuten, waar gesproken wordt van het verzoek of enige andere handeling van de aandeelhouder, daaronder mede begrepen de overeenkomstige handeling van een persoon, die bevoegd is die handeling namens de aandeelhouder of krachtens een eigen recht met betrekking tot het aandeel te verrichten, voorzover in de wet of deze statuten niet anders is voorgeschreven.
        Het voorgaande is van overeenkomstige toepassing op met medewerking van de vennootschap uitgegeven certificaten van aandelen.
Aandeelbewijzen.
Artikel 9.
9.1. Van de niet op naam van het centraal instituut of een aangesloten instelling staande aandelen kunnen op verzoek van de aandeelhouder naast een boeking aan de aandeelhouders aandeelbewijzen op naam worden uitgereikt.
        De aandeelbewijzen zijn verkrijgbaar in stukken van een aandeel, alsmede in stukken van zoveel aandelen als de raad van bestuur zal bepalen.
9.2. De aandeelbewijzen op naam zijn verkrijgbaar in de vorm van een mantel met een stel dividendbewijzen - eventueel met een talon - welke zijn bestemd om, ter uitoefening van op het aandeel toe te kennen rechten als bedoeld in artikel 41, bij de vennootschap te worden ingeleverd. Zodanige aandeelbewijzen op naam worden in deze statuten verder aangeduid als aandeelbewijzen volgens model I.
        De aandeelbewijzen op naam van gewone aandelen van zestien eurocent (EUR0,16) zijn daarenboven verkrijgbaar in de vorm van een mantel zonder dividendbewijzen. Zodanige aandeelbewijzen op naam worden in deze statuten verder aangeduid als aandeelbewijzen volgens model II.
9.3. De aandeelbewijzen van de gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR428,57) dragen ieder het nummer van het aandeel of de aandelen waarop zij betrekking hebben.
        De aandeelbewijzen van de overige aandelen worden ieder voorzien van een nummer of van een serieletter of serieletters met een nummer ter onderscheiding van aandeelbewijzen van dezelfde soort of serie en van eenzelfde nominaal bedrag. Daarbij worden de nummers 1 tot en met 2.400 niet gebezigd voor aandeelbewijzen van gewone aandelen van zestien eurocent (EUR0,16) volgens model I.
9.4. De mantels van de aandeelbewijzen worden voor of bij de uitreiking ondertekend door twee leden van de raad van bestuur of door een lid van de raad van bestuur en een secretaris. De datum, waarop de ondertekening plaatsvindt, wordt daarbij vermeld. De aandeelbewijzen volgens model II zullen en de aandeelbewijzen volgens model I kunnen daarenboven worden medegetekend door een of meer door de raad van bestuur aan te wijzen personen.
9.5. De vorm en inhoud van de aandeelbewijzen worden door de raad van bestuur vastgesteld met inachtneming van het in de voorgaande leden bepaalde.
9.6. Intrekking van een aandeelbewijs of van een onderdeel daarvan kan - onverminderd het in artikel 10 bepaalde - uitsluitend plaatsvinden, indien zodanig stuk ter intrekking bij de vennootschap is ingeleverd of indien het betrekking heeft op een met inachtneming van de wettelijke voorschriften ingetrokken aandeel. De intrekking geschiedt bij of krachtens besluit van de raad van bestuur.
Duplicaat aandeelbewijzen.
Artikel 10.
10.1. Onverminderd het bepaalde bij de wet kan de raad van bestuur ter vervanging van een verloren, vermist of beschadigd aandeelbewijs of onderdeel daarvan, onder zodanige voorwaarden en tegen het stellen van zodanige zekerheid als de raad van bestuur nodig acht, hetzij een nieuw aandeelbewijs of een nieuw onderdeel daarvan uitgeven, hetzij een duplicaat dat hetzelfde nummer draagt als het stuk waarvoor het in de plaats treedt en waaruit duidelijk blijkt dat het een duplicaat is.
10.2. Op het ogenblik van de uitreiking van een zodanig nieuw stuk of duplicaat wordt het stuk waarvoor het in de plaats treedt, van onwaarde.
10.3. Alle kosten verbonden aan de vervulling van de door de raad van bestuur gestelde voorwaarden en aan de uitgifte van het nieuwe stuk of duplicaat kunnen ten laste van de aanvrager worden gebracht.
Aandelenregister.
Artikel 11.
11.1. Door of vanwege de vennootschap wordt een register gehouden waarin voor iedere aandeelhouder, niet zijnde deelgenoot, worden vermeld diens naam en het adres waaraan hij alle door de vennootschap met betrekking tot zijn aandeel te verzenden mededelingen of stukken wenst te zien geadresseerd, alsmede, indien het betreft aandelen waarvan een aandeelbewijs in omloop is, het nummer - eventueel met serieletter(s) - van het aandeelbewijs.
        Aantekeningen en boekingen worden, ook indien zij een zelfde aandeelhouder betreffen, afzonderlijk geregistreerd.
11.2. In het geval dat aandelen zijn geleverd aan een aangesloten instelling ter opname in een verzameldepot of aan het centraal instituut ter opname in het girodepot, worden de naam en het adres van de aangesloten instelling onderscheidenlijk het centraal instituut opgenomen in het aandelenregister, met vermelding van de datum waarop die aandelen zijn gaan behoren tot een verzameldepot onderscheidenlijk het girodepot alsmede de datum van de erkenning of betekening.
11.3. Het in lid 1 bedoelde register kan uit verschillende delen bestaan en kan, geheel of ten dele, in meer dan een exemplaar en op meer dan een plaats worden gehouden, een en ander ter beslissing van de raad van bestuur.
        De vorm en de inhoud van het aandelenregister en de daarin op te nemen gegevens worden door de raad van bestuur vastgesteld met inachtneming van het bepaalde in dit artikel en van de terzake geldende wettelijke voorschriften. Deze vaststelling kan verschillend zijn naar gelang het betreft aantekeningen met betrekking tot aandelen, waarvoor aandeelbewijzen volgens model I zijn uitgereikt, aantekeningen met betrekking tot aandelen, waarvoor aandeelbewijzen volgens model II zijn uitgereikt, of boekingen.
11.4. Voorzover de vermelding van gegevens in een aantekening of boeking, of de wijziging daarvan, geschiedt op verzoek van de aandeelhouder, kan de raad van bestuur verlangen dat zodanig verzoek schriftelijk en door de aandeelhouder ondertekend wordt ingediend.
11.5. Iedere boeking in het aandelenregister zal slechts op een soort aandelen betrekking hebben.
        Zij wordt voorzien van een nummer of van een letter of letters met een nummer en vermeldt voor iedere aandeelhouder het aantal en de soort van de door hem gehouden aandelen, alsmede, naast de in lid 1 genoemde gegevens, de wijze waarop hij de dividenden en andere uitkeringen in contanten die hem op die aandelen toekomen, wenst te zien betaald. Met inachtneming van het bepaalde in artikel 41, dient betaling te geschieden door overmaking op een bankrekening in Nederland, tenzij de raad van bestuur op verzoek van de aandeelhouder een andere wijze van betaling toestaat.
11.6. Indien een van de in een boeking vermelde gegevens wijziging ondergaat, wordt deze wijziging bij de desbetreffende boeking in het aandelenregister vermeld.
11.7. Iedere nieuwe boeking en iedere bijboeking of doorhaling wordt voorzien van de datum waarop zij in het register wordt gesteld, en wordt gewaarmerkt door de handtekening van een lid van de raad van bestuur en van een secretaris. De raad van bestuur kan bepalen dat de handtekening van een lid van de raad van bestuur, van een secretaris of van beiden kan worden vervangen door die van door de raad van bestuur daartoe aan te wijzen bijzondere gevolmachtigden, zulks met dien verstande evenwel, dat iedere boeking, bijboeking of doorhaling steeds door twee verschillende handtekeningen moet zijn gewaarmerkt.
11.8. De vennootschap zal van haar verplichtingen uit hoofde van de aan een aandeel verbonden rechten zijn gekweten door bij de naleving daarvan af te gaan op de, overeenkomstig het bepaalde in de voorgaande leden en in artikel 8, in het aandelenregister opgenomen gegevens en zal geen aansprakelijkheid dragen voor handelingen als bedoeld in dit artikel en in de artikelen 8, 12, 13 en 14 die zij verricht op verzoek van degene die zij te goeder trouw voor de gerechtigde of diens vertegenwoordiger mag houden. De vennootschap zal daarbij niet gehouden zijn tot een onderzoek naar echtheid van handtekeningen, beschikkingsbevoegdheid, vertegenwoordigingsbevoegdheid of handelingsbekwaamheid, tenzij het nalaten daarvan de vennootschap in de omstandigheden van het geval als grove schuld zou moeten worden aangerekend.
Omwisseling van aandeelbewijzen op naam.
Artikel 12.
12.1. Op verzoek van een aandeelhouder die een of meer te zijnen name gestelde aandeelbewijzen ter intrekking bij de vennootschap inlevert zullen, behoudens het in en krachtens de artikelen 7 en 9 bepaalde, in de plaats van deze aandeelbewijzen tot een gelijk totaal nominaal bedrag aan hem een of meer nieuwe aandeelbewijzen, elk van zoveel aandelen als hij verzoekt en volgens het door hem gewenste model, worden uitgereikt en/of te zijnen name een nieuwe boeking of bijboeking als bedoeld in artikel 11 in het aandelenregister worden gesteld.
12.2. Op verzoek van een aandeelhouder te wiens name een boeking is gesteld zullen, behoudens het in en krachtens de artikelen 7 en 9 bepaalde, na doorhaling van deze boeking in de plaats daarvan aan hem tot een gelijk totaal nominaal bedrag een of meer aandeelbewijzen, elk van zoveel aandelen als hij verzoekt en volgens het door hem gewenste model, worden uitgereikt.
12.3. De raad van bestuur kan verlangen dat een verzoek als bedoeld in dit artikel wordt ingediend met gebruikmaking van een daartoe door de vennootschap kosteloos te verstrekken formulier, ondertekend door de aandeelhouder.
12.4. De indiening door een aandeelhouder van een verzoek als bedoeld in artikel 11 lid 4 of als bedoeld in dit artikel en de inlevering bij de vennootschap van een aandeelbewijs dan wel van een akte als bedoeld in artikel 13 lid 3 dient te geschieden op de plaats door de raad van bestuur daartoe aan te wijzen. Deze plaats kan voor verschillende soorten aandelen respectievelijk aandeelbewijzen verschillend zijn.
12.5. Voor iedere intrekking of uitreiking van een aandeelbewijs ingevolge het bepaalde in dit artikel en het bepaalde in artikel 13 zal de vennootschap gerechtigd zijn met inachtneming van terzake geldende wettelijke voorschriften een redelijk bedrag in rekening te brengen aan degene op wiens verzoek die handeling plaatsvindt.
12.6. Het in dit artikel bepaalde is van overeenkomstige toepassing op hen die een recht van vruchtgebruik of een pandrecht hebben op een of meer aandelen.
Hoofdstuk IV
Levering van aandelen.
Artikel 13.
13.1. Levering van een aandeel waarvan een aandeelbewijs in omloop is kan, onverminderd het bepaalde in lid 3 en artikel 7, lid 3 tot en met lid 6 en behoudens het bepaalde in artikel 14 lid 2, slechts geschieden door hetzij betekening aan de vennootschap van een akte van levering van het aandeel en inlevering bij haar van het aandeelbewijs, hetzij schriftelijke erkenning door de vennootschap op grond van overlegging aan haar van een akte van levering van het aandeel en inlevering bij haar van het aandeelbewijs. In beide gevallen zal de vennootschap de levering op het aandeelbewijs aantekenen of onder intrekking daarvan een of meer nieuwe aandeelbewijzen tot een gelijk totaal nominaal bedrag ten name van de rechthebbende(n) uitreiken.
13.2. Levering van een aandeel waarvan geen aandeelbewijs in omloop is kan, onverminderd het bepaalde in lid 3 en artikel 7 lid 3 tot en met lid 6 en behoudens het bepaalde in artikel 14 lid 2, slechts geschieden door hetzij betekening aan de vennootschap van een akte van levering van het aandeel, hetzij schriftelijke erkenning door de vennootschap op grond van overlegging aan haar van een akte van levering van het aandeel. De schriftelijke erkenning van de levering geschiedt doordat, na doorhaling van de desbetreffende boeking in het aandelenregister, een nieuwe boeking of bijboeking als bedoeld in artikel 11 ten name van de rechthebbende wordt gesteld of een of meer nieuwe aandeelbewijzen tot een gelijk totaal nominaal bedrag ten name van de rechthebbende(n) worden uitgereikt.
13.3. Voor schriftelijke erkenning door de vennootschap van de levering van een aandeel op naam is, tenzij deze geschiedt met toestemming van de raad van bestuur, vereist:
        a. indien van het aandeel een aandeelbewijs volgens model I in omloop is of indien voor het aandeel een boeking in het aandelenregister is gesteld: dat een akte van levering opgenomen in een daartoe door de vennootschap kosteloos te verstrekken formulier, door of vanwege degene die overdraagt ondertekend, bij de vennootschap is ingeleverd;
        b. indien van het aandeel een aandeelbewijs volgens model II in omloop is: dat de op de achterzijde van het aandeelbewijs voorkomende akte of een met de tekst daarvan overeenstemmende afzonderlijke akte, volledig ingevuld en door of vanwege degene die overdraagt ondertekend, bij de vennootschap is ingeleverd.
Leveringsvoorschriften van overeenkomstige toepassing.
Artikel 14.
14.1.   Het bepaalde in artikel 13 is van overeenkomstige toepassing op:
        a. de toedeling van een aandeel op naam bij verdeling van enige gemeenschap;
        b. de vestiging en levering van het recht van vruchtgebruik en de vestiging van pandrecht op een aandeel op naam, behoudens dat de schriftelijke erkenning daarvan in het geval dat van het aandeel een aandeelbewijs in omloop is slechts kan geschieden door een desbetreffende aantekening daarop.
14.2. De levering van een aandeel op naam als gevolg van een executie geschiedt volgens de ter zake geldende wettelijke voorschriften, met dien verstande dat, indien van het aandeel een aandeelbewijs in omloop is, voor de levering tevens vereist is dat het aandeelbewijs bij de vennootschap wordt ingeleverd.
Hoofdstuk V
Bijzondere bepalingen betreffende de gewone aandelen, genummerd van 1 tot en met 2.400.
Artikel 15.
15.1. Overdracht van gewone aandelen, behorende tot de rubriek, dragende de nummers van 1 tot en met 2.400, zal door de houder slechts kunnen geschieden aan een of meer der andere houders van zodanige aandelen, nummers 1 tot en met 2.400.
15.2. Van de bepalingen van het voorgaande lid van dit artikel kan worden afgeweken na verkregen toestemming van de gezamenlijke houders der gewone aandelen, dragende de nummers van 1 tot en met 2.400, gegeven met algemene stemmen in een vergadering van zodanige houders, waarin alle die houders tegenwoordig of vertegenwoordigd zijn.
15.3. Alvorens de erkenning van een overdracht te bewerkstelligen, zal de raad van bestuur zich hebben te vergewissen, dat de voor zodanige overdracht gegeven voorschriften behoorlijk zijn nageleefd.
Artikel 16.
16.1. In geval van overlijden van een houder van enig gewoon aandeel, dragende een der nummers van 1 tot en met 2.400 - waarmede, ingeval een vennootschap, vereniging of maatschappij houdster is van enig zodanig aandeel, de ontbinding dier vennootschap, vereniging of maatschappij wordt gelijkgesteld - zullen de erfgenamen, rechtverkrijgenden of liquidateuren binnen uiterlijk drie maanden na dat overlijden dan wel na het besluit tot die ontbinding verplicht zijn, alle ten name van hun rechtsvoorganger of ten name dier vennootschap, vereniging of maatschappij staande aandelen als hierbedoeld achtereenvolgens en in de door hen gewenste volgorde aan alle de overige houders van zodanige aandelen ter overname aan te bieden, en zulks tegen de koers, welke laatstelijk voor de dag der aanbieding op Euronext voor de gewone aandelen der vennootschap was genoteerd.
16.2. De erfgenamen, rechtverkrijgenden of liquidateuren, in het voorgaande lid bedoeld, zullen uiterlijk drie maanden na het daarbedoelde overlijden dan wel na het daarbedoelde besluit tot ontbinding aan de raad van bestuur schriftelijk daarvan hebben kennis te geven, onder opgave van de persoon of personen, aan wie zij, ingevolge het daar bepaalde, de overdracht der aan hun rechtsvoorganger of de daarbedoelde vennootschap, vereniging of maatschappij toebehorende aandelen, nummers 1 tot en met 2.400, zullen wensen te doen plaats hebben, onder gelijktijdige inzending aan de raad van bestuur van een akte van levering als bedoeld in artikel 13 lid 3, onder a en van de betrokken aandeelbewijzen.
16.3. Van de bepalingen der voorgaande leden van dit artikel kan worden afgeweken na verkregen toestemming van de gezamenlijke houders der gewone aandelen, dragende de nummers van 1 tot en met 2.400, gegeven met algemene stemmen in een vergadering van zodanige houders, waarin alle die houders tegenwoordig of vertegenwoordigd zijn.
Artikel 17.
17.1. Mocht de in het voorgaande artikel bedoelde kennisgeving met de daarbedoelde opgave, akte en aandeelbewijzen niet binnen daargezegd tijdvak bij de raad van bestuur zijn binnengekomen, dan zal de raad van bestuur aan de overige houders der gewone aandelen, dragende een der nummers 1 tot en met 2.400, daarvan mededeling doen, onder bijeenroeping van een vergadering van de houders dier aandelen.
        Deze vergadering zal alsdan aanwijzen een of meer houders van aandelen, als hierbedoeld, bereid om de over te dragen aandelen over te nemen, en aan wie de betrokken erfgenamen, rechtverkrijgenden of liquidateuren alsdan verplicht zullen zijn die aandelen onverwijld over te dragen, en zulks tegen de koers, welke laatstelijk voor de dag dier aanwijzing op Euronext voor de gewone aandelen der vennootschap was genoteerd.
17.2. De aanwijzing in het voorgaande lid van dit artikel bedoeld, zal door de zorg van de voorzitter der daarbedoelde vergadering onverwijld ter kennis van de raad van bestuur worden gebracht, welke daarvan binnen veertien dagen na die vergadering aan de betrokken erfgenamen, rechtverkrijgenden of liquidateuren mededeling zal doen.
17.3. Mochten die erfgenamen, rechtverkrijgenden of liquidateuren in gebreke blijven de ten name van hun rechtsvoorganger, onderscheidenlijk ten name van de ontbonden vennootschap, vereniging of maatschappij staande aandelen als hierbedoeld, alle aan de in vorenvermelde vergadering aangewezen persoon of personen over te dragen binnen veertien dagen nadat hun van die aanwijzing mededeling is gedaan, dan zal de raad van bestuur door ondertekening namens hen van de in artikel 13 lid 3, onder a bedoelde akte die overdracht zelf kunnen bewerkstelligen met aantekening der overdracht in het in artikel 11 bedoelde aandelenregister, onder uitreiking - zo nodig - aan de verkrijgers van duplicaataandeelbewijzen. Door de afgifte van een zodanig duplicaat wordt het stuk, in welks plaats het duplicaat treedt, van onwaarde. Alle op de uitgifte van zodanig duplicaten vallende kosten komen ten laste van de hierbedoelde erfgenamen, rechtverkrijgenden of liquidateuren.
Artikel 18.
Alle kennisgevingen en mededelingen ingevolge de voorgaande artikelen van dit hoofdstuk geschieden per aangetekende brief.
Hoofdstuk VI
Bestuur.
Artikel 19.
19.1. Het bestuur van de vennootschap wordt uitgeoefend door een raad van bestuur.
19.2. De raad van bestuur bestaat uit een of meer uitvoerend bestuurders en niet-uitvoerend bestuurders.
19.3.   Alleen natuurlijke personen kunnen niet-uitvoerend bestuurder zijn.
19.4. De raad van bestuur bepaalt het aantal uitvoerend bestuurders en het aantal niet-uitvoerend bestuurders. De raad van bestuur kan een van de uitvoerend bestuurders tot Group Chief Executive benoemen voor zolang als de raad van bestuur zal bepalen.
19.5. De uitvoerend bestuurders en niet-uitvoerend bestuurders worden als zodanig benoemd door de algemene vergadering op de wijze zoals bepaald in dit lid.
        Leden van de raad van bestuur kunnen alleen ter benoeming door de algemene vergadering worden voorgedragen:
        a.      op voorstel van de raad van bestuur;
        b. op voordracht van een of meer aandeelhouders of certificaathouders die alleen of gezamenlijk voldoen aan de vereisten van artikel 28 lid 5, mits (i) het voorstel voor de voordracht niet later dan op de zestigste dag voor die van de algemene vergadering bij de raad van bestuur is ingediend en
                (ii) de voorgedragen persoon schriftelijk heeft verklaard dat hij deze voordracht aanvaardt en bereid is een voordracht om tot lid van de "board of directors" van Unilever PLC te worden benoemd te aanvaarden.
        Een besluit tot benoeming van een lid van de raad van bestuur van de vennootschap wordt van kracht (i) per het moment van sluiting van de algemene vergadering waarin hij wordt benoemd mits hij voorafgaand aan die algemene vergadering is benoemd als lid van de "board of directors" van Unilever PLC op de overeenkomstige algemene vergadering van Unilever PLC, of (ii) per het moment van zijn latere benoeming als lid van de "board of directors" van Unilever PLC op de overeenkomstige algemene vergadering van Unilever PLC, waarbij onder de overeenkomstige algemene vergadering van Unilever PLC wordt verstaan de algemene vergadering van aandeelhouders van Unilever PLC die in tijd het dichtst is gelegen bij de relevante algemene vergadering van de vennootschap of een verdaging ("adjournment") van die overeenkomstige algemene vergadering van Unilever PLC, en onder de voorwaarde dat ten minste twee personen tot lid van de raad van bestuur worden benoemd, waarvan een als zodanig is benoemd tot uitvoerend bestuurder van de vennootschap en een als zodanig is benoemd tot niet-uitvoerend bestuurder van de vennootschap.
        De raad van bestuur blijft bij een of meer vacatures geldig samengesteld.
19.6. Een besluit tot benoeming van een lid van de raad van bestuur in een algemene vergadering kan alleen geldig worden genomen voor de voorgedragen persoon wiens naam is opgenomen in de agenda voor die algemene vergadering of in de toelichting daarbij.
19.7. De bezoldiging van de uitvoerend bestuurders wordt vastgesteld door de raad van bestuur.
19.8. Iedere niet-uitvoerend bestuurder geniet een zodanige bezoldiging als periodiek vastgesteld door de raad van bestuur, met dien verstande dat het totale bedrag van alle vergoedingen die aldus aan de niet-uitvoerend bestuurders worden betaald per jaar niet hoger zal zijn dan het bedrag per jaar waartoe de algemene vergadering heeft besloten.
19.9. Voorzover uit de wet niet anders voortvloeit, worden aan leden van de raad van bestuur en aan voormalige leden van de raad van bestuur vergoed:
        a. de redelijke kosten van het voeren van verdediging tegen aanspraken (daaronder ook begrepen aanspraken van de vennootschap) wegens een handelen of nalaten in de uitoefening van hun functie of van een andere functie die zij op verzoek van de vennootschap vervullen of hebben vervuld;
        b. eventuele schadevergoedingen die zij verschuldigd zijn wegens een hierboven onder a vermeld handelen of nalaten;
        c. de redelijke kosten van het optreden in andere rechtsgedingen waarin zij als lid van de raad van bestuur of als voormalig lid van de raad van bestuur zijn betrokken met uitzondering van de gedingen waarin zij hoofdzakelijk een eigen vordering geldend maken.
        Een betrokkene heeft geen aanspraak op de vergoeding als hiervoor bedoeld indien en voorzover (i) door de Nederlandse rechter bij gewijsde is vastgesteld dat het handelen of nalaten van de betrokkene kan worden gekenschetst als opzettelijk, bewust roekeloos of ernstig verwijtbaar, tenzij uit de wet anders voortvloeit of zulks in de gegeven omstandigheden naar maatstaven van redelijkheid en billijkheid onaanvaardbaar zou zijn of (ii) de kosten of het vermogensverlies van de betrokkene is gedekt door een verzekering en de verzekeraar deze kosten of dit vermogensverlies heeft uitbetaald. Indien en voorzover door de Nederlandse rechter bij gewijsde is vastgesteld dat de betrokkene geen aanspraak heeft op de vergoeding als hiervoor bedoeld, is hij gehouden de door de vennootschap vergoede bedragen terstond terug te betalen. De vennootschap kan van de betrokkene adequate zekerheid verlangen voor deze terugbetalingsverplichting. De vennootschap kan ten behoeve van de betrokkenen verzekeringen tegen aansprakelijkheid afsluiten. De raad van bestuur kan al dan niet bij overeenkomst nadere uitvoering geven aan het vorenstaande.
19.10. De enkele benoeming als bestuurder leidt niet tot een arbeidsovereenkomst tussen de bestuurder en de vennootschap.
Jaarlijks aftreden en ontslag.
Artikel 20.
20.1. Alle uitvoerend bestuurders treden elk jaar in de jaarlijkse algemene vergadering af met dien verstande dat het aftreden pas van kracht wordt zodra het besluit tot benoeming van ten minste een uitvoerend bestuurder van kracht is geworden op grond van artikel 19 lid 5.
        Alle niet-uitvoerend bestuurders treden elk jaar in de jaarlijkse algemene vergadering af met dien verstande dat het aftreden pas van kracht wordt zodra het besluit tot benoeming van ten minste een niet-uitvoerend bestuurder van kracht is geworden op grond van artikel 19 lid 5.
        Leden van de raad van bestuur zijn, met inachtneming van het bepaalde in artikel 19, terstond herkiesbaar.
20.2. De algemene vergadering kan elk lid van de raad van bestuur te allen tijde schorsen en ontslaan. Een besluit als bedoeld in de vorige zin moet met redenen zijn omkleed.
Voorzitter raad van bestuur.
Artikel 21.
21.1. De raad van bestuur benoemt een van zijn leden tot zijn voorzitter voor zolang als de raad van bestuur zal bepalen.
21.2. De raad van bestuur kan een of meer van zijn leden tot vice-voorzitter van de raad van bestuur benoemen voor zolang als de raad van bestuur zal bepalen. Aan een vice-voorzitter komen met betrekking tot de in deze statuten aan de voorzitter van de raad van bestuur opgedragen taken in geval van diens afwezigheid of weigering zodanige bevoegdheden toe als de raad van bestuur zal bepalen.
21.3. Ingeval geen voorzitter is benoemd of in geval van afwezigheid of weigering van de voorzitter, wordt het voorzitterschap van de vergadering van de raad van bestuur waargenomen door een vice-voorzitter of in het geval van diens afwezigheid of weigering door een daartoe door de vergadering aangewezen lid van de raad van bestuur of andere aanwezige persoon.
Vergaderingen.
Artikel 22.
22.1. Vergaderingen van de raad van bestuur kunnen te allen tijde worden bijeengeroepen, hetzij door een of meer leden van de raad van bestuur, hetzij in zijn of hun opdracht door de secretaris.
22.2. De secretarissen zijn bevoegd de vergaderingen van de raad van bestuur bij te wonen. De raad van bestuur is tevens bevoegd anderen tot een vergadering toe te laten.
Bevoegdheden, beperkingen.
Artikel 23.
23.1. De raad van bestuur is belast met het besturen van de vennootschap en heeft daartoe binnen de grenzen van de wet alle bevoegdheden welke bij deze statuten niet aan anderen zijn toegekend.
23.2. De raad van bestuur kan de Group Chief Executive belasten met het dagelijks bestuur van de vennootschap en de met haar verbonden onderneming.
        De raad van bestuur kan de Group Chief Executive voorts belasten met de voorbereiding van de besluitvorming van de raad van bestuur en de uitvoering van besluiten genomen door de raad van bestuur, voorzover die door de raad van bestuur niet aan een commissie zijn opgedragen, of de raad van bestuur anders beslist.
        Voor de toepassing van dit lid, lid 3 en lid 6 geldt dat indien geen Group Chief Executive is benoemd, deze bevoegdheden worden uitgeoefend en deze verplichtingen worden nagekomen door de uitvoerend bestuurders gezamenlijk.
23.3. De Group Chief Executive bepaalt welke taken op het gebied van het dagelijks bestuur van de vennootschap en de met haar verbonden onderneming onder zijn verantwoordelijkheid worden uitgeoefend door een of meer andere uitvoerend bestuurders of door een of meer andere personen.
23.4. De niet-uitvoerend bestuurders houden toezicht op het beleid en de taakuitoefening van de Group Chief Executive respectievelijk van de uitvoerend bestuurders en op de algemene gang van zaken van de vennootschap en zij vervullen voorts de taken die bij of krachtens deze statuten aan hen zijn en worden opgedragen.
23.5. De raad van bestuur kan zodanige commissies instellen die hij nodig acht bestaande uit een of meer van zijn leden of uit andere personen.
        De raad van bestuur wijst de leden van iedere commissie aan en stelt de taken van iedere commissie vast. De raad van bestuur kan op ieder moment de taken en de samenstelling van iedere commissie wijzigen.
23.6. De Group Chief Executive verschaft tijdig aan de niet-uitvoerend bestuurders alle informatie die noodzakelijk is voor de uitvoering van hun taak.
23.7. De raad van bestuur is, onverminderd zijn andere bevoegdheden en taken, bevoegd tot het aangaan van obligatieleningen, tot het vervreemden van belangen in vennootschappen en ondernemingen en tot het verrichten van rechtshandelingen:
        a. in verband met het nemen van aandelen waarbij bijzondere verplichtingen op de vennootschap worden gelegd;
        b. rakende het verkrijgen van aandelen op andere voet dan waarop de deelneming in de vennootschap voor het publiek wordt opengesteld;
        c. strekkende om enigerlei voordeel te verzekeren aan een oprichter van de vennootschap of aan een bij de oprichting betrokken derde;
        d. betreffende inbreng op aandelen anders dan in geld, zonder te dien aanzien aan enigerlei beperking te zijn onderworpen.
23.8. Ingeval van belet of ontstentenis van een of meer leden van de raad van bestuur blijven de bevoegdheden van de raad van bestuur intact.
        Ingeval van belet of ontstentenis van alle leden van de raad van bestuur zijn de secretarissen, gezamenlijk handelend, of is de enig in functie zijnde secretaris tijdelijk met het bestuur belast totdat er in het bestuur is voorzien.
        Ingeval van belet of ontstentenis van alle leden van de raad van bestuur nemen de secretarissen dan wel de enig in functie zijnde secretaris zo spoedig mogelijk de nodige maatregelen teneinde een definitieve voorziening te doen treffen.
Vertegenwoordiging.
Artikel 24.
24.1.   De raad van bestuur vertegenwoordigt de vennootschap.
24.2. De vennootschap wordt voorts vertegenwoordigd door de Group Chief Executive (indien benoemd) alsmede door twee andere uitvoerend bestuurders gezamenlijk handelend. Daarnaast wordt zij, behalve in geval van vertegenwoordiging krachtens bijzondere volmacht en in de gevallen bedoeld in lid 5 van dit artikel en in artikel 9 lid 5, vertegenwoordigd hetzij door een uitvoerend bestuurder tezamen met een secretaris of een gevolmachtigde, hetzij door twee secretarissen, hetzij door een secretaris tezamen met een gevolmachtigde, hetzij door twee gevolmachtigden, in het laatste geval met inachtneming van de grenzen voor iedere gevolmachtigde bij of na zijn benoeming aan zijn bevoegdheid gesteld.
        De raad van bestuur heeft de bevoegdheid om, onverminderd zijn verantwoordelijkheid, de vennootschap door een of meer gevolmachtigden te doen vertegenwoordigen. Aan deze gevolmachtigden zullen zodanige bevoegdheden toekomen als hun bij of na hun benoeming in overeenstemming met deze statuten door de raad van bestuur zullen worden toegekend.
        De niet-uitvoerend bestuurders hebben geen vertegenwoordigingsbevoegdheid.
24.3. De ondertekening van mantels van aandeelbewijzen of onderdelen daarvan, van uittreksels uit het in artikel 11 bedoelde register en van door de vennootschap uitgegeven obligaties kan geschieden door het stempelen of bedrukken met een facsimile van de handtekening van degenen die krachtens deze statuten bevoegd zijn de vennootschap terzake te vertegenwoordigen.
24.4. Een stuk dat door personen die ingevolge lid 2 alleen of tezamen bevoegd zijn de vennootschap te vertegenwoordigen, is ondertekend voor eensluidend afschrift van of uittreksel uit de notulen van een algemene vergadering, van een vergadering van houders van aandelen van een bepaalde soort of van een vergadering van de raad van bestuur, geldt tegenover derden als bewijs van een geldig besluit van die vergaderingen overeenkomstig de inhoud van dit afschrift of uittreksel.
24.5. Ingeval de vennootschap aandeelhouder in of commissaris of bestuurder van een andere rechtspersoon is, kan zij als zodanig in vergaderingen van aandeelhouders, commissarissen of het bestuur van die rechtspersoon ook worden vertegenwoordigd door een door de raad van bestuur daartoe gevolmachtigd uitvoerend bestuurder.
24.6. Indien een uitvoerend bestuurder in prive een overeenkomst met de vennootschap sluit of in prive enigerlei procedure tegen de vennootschap voert, kan de vennootschap, met inachtneming van het bepaalde in lid 2, terzake worden vertegenwoordigd door de overige uitvoerend bestuurders, tenzij de algemene vergadering daartoe een andere persoon aanwijst. Indien een uitvoerend bestuurder op een andere wijze dan in de eerste zin van dit lid omschreven een belang heeft dat strijdig is met dat van de vennootschap, is iedere uitvoerend bestuurder, met inachtneming van het bepaalde in lid 2, bevoegd de vennootschap te vertegenwoordigen.
Secretarissen.
Artikel 25.
25.1. De raad van bestuur benoemt, onder zijn verantwoordelijkheid, buiten zijn leden een of meer secretarissen.
25.2. Aan een secretaris komen zodanige bevoegdheden toe als hem bij deze statuten en bij of na zijn benoeming met inachtneming van deze statuten door de raad van bestuur worden toegekend.
25.3. Een secretaris kan te allen tijde door de raad van bestuur worden ontslagen.
Reglementen.
Artikel 26.
De raad van bestuur kan, met inachtneming van deze statuten, een of meer reglementen opstellen met regels over zijn functioneren, zijn besluitvorming, de samenstelling, de taak en werkwijze van commissies en andere aangelegenheden die de raad van bestuur, de Group Chief Executive (indien benoemd), de uitvoerend bestuurders en de door de raad van bestuur ingestelde commissies betreffen. Hoofdstuk VII
Vergaderingen van houders van aandelen van een bepaalde soort.
Artikel 27.
De bepalingen van de artikelen 28 tot en met 33 en 35, voor de algemene vergadering gegeven, zijn, voor zover niet anders is bepaald of uit de strekking van de bepaling voortvloeit, van overeenkomstige toepassing op de vergadering van alle houders van preferente aandelen, op de vergadering van houders van preferente aandelen van een bepaalde soort en op de vergadering van houders van gewone aandelen, alsmede - onverminderd het bepaalde in artikel 36 - op de vergadering van de houders van de gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR428,57), nummers 1 tot en met 2.400.
Plaats van vergadering. Oproeping. Registratiedatum.
Artikel 28.
28.1. De algemene vergaderingen worden gehouden te Rotterdam, Vlaardingen, 's-Gravenhage, Utrecht, Amsterdam of Haarlemmermeer, ten tijde en ter plaatse door de raad van bestuur te bepalen.
28.2. De oproeping tot een algemene vergadering geschiedt door of namens de raad van bestuur bij advertentie in de in artikel 33 bedoelde dagbladen. De termijn van oproeping bedraagt ten minste veertien dagen, die van de oproeping en van de vergadering niet meegerekend.
28.3. Bij de oproeping wordt vermeld aan welke voorschriften de aandeelhouders en de certificaathouders ingevolge het bepaalde in artikel 29 dienen te voldoen om bevoegd te zijn de algemene vergadering bij te wonen of zich aldaar door een gevolmachtigde te doen vertegenwoordigen.
28.4. De oproeping houdt voorts de agenda van de in de vergadering te behandelen onderwerpen in of - tenzij het een voorstel tot statutenwijziging betreft - vermeldt, dat de agenda ten kantore van de vennootschap voor de aandeelhouders en voor de certificaathouders ter inzage ligt.
28.5. Voorstellen van aandeelhouders of certificaathouders worden in de agenda slechts opgenomen, indien zij door een of meer aandeelhouders of certificaathouders, die alleen of gezamenlijk ten minste een honderdste gedeelte van het geplaatste kapitaal vertegenwoordigen of die de beurswaarde vertegenwoordigen zoals terzake bepaald bij of krachtens de wet, niet later dan op de zestigste dag voor die van de vergadering schriftelijk bij de raad van bestuur zijn ingediend en mits geen zwaarwichtig belang van de vennootschap zich daartegen verzet. Daarbij dienen de houders van aandelen die niet behoren tot een verzameldepot of het girodepot de nummers van de aandeelbewijzen respectievelijk boekingen van de door hen gehouden aandelen op te geven en dienen de houders van aandelen die als deelgenoot gerechtigd zijn in een verzameldepot van aandelen een schriftelijke verklaring van een aangesloten instelling te overleggen inhoudende dat het in die verklaring genoemde aantal aandelen behoort tot een verzameldepot en dat de in de verklaring genoemde persoon voor het genoemde gedeelte van het geplaatste kapitaal of de genoemde beurswaarde op de dag waarop de voorstellen schriftelijk bij de raad van bestuur zijn ingediend deelgenoot is, hetzij op andere wijze aantonen dat men deelgenoot is, zulks ten genoegen van de raad van bestuur. Het bepaalde in de vorige zin is van overeenkomstige toepassing met betrekking tot certificaten van aandelen en met betrekking tot certificaathouders.
Toegang tot vergadering.
Artikel 29.
29.1. Onverminderd het bepaalde in artikel 8 is ieder die op de dag van een algemene vergadering aandeelhouder of certificaathouder is en ten aanzien van wie is voldaan aan de voorschriften van lid 3 of lid 4, bevoegd hetzij in persoon hetzij bij een schriftelijk gevolmachtigde:
        a.      de vergadering bij te wonen en aldaar het woord te voeren;
        b. voorzover hem krachtens de wet stemrecht op het aandeel toekomt: dit stemrecht ter vergadering uit te oefenen.
29.2. Buiten de in lid 1 bedoelde personen hebben tot de vergadering alleen toegang de leden van de raad van bestuur en de secretarissen, alsmede personen aan wie de vergadering of haar voorzitter toegang verleent.
29.3. Aandeelhouders, die voornemens zijn de algemene vergadering bij te wonen, moeten:
        a. om voor een aandeel dat niet behoort tot een verzameldepot of het girodepot de in lid 1 vermelde bevoegdheden te kunnen uitoefenen: schriftelijk de vennootschap van hun voornemen in kennis stellen, uiterlijk ten tijde en ter plaatse als bij de oproeping vermeld, zulks hetzij onder opgave van het nummer van het aandeelbewijs respectievelijk van de boeking van het aandeel, hetzij met gebruikmaking van een daartoe door of vanwege de vennootschap verstrekt formulier hetzij op een andere wijze zoals in de oproeping vermeld;
        b. om als deelgenoot in een verzameldepot van aandelen de in lid 1 vermelde bevoegdheden te kunnen uitoefenen: V uiterlijk ten tijde als bij de oproeping gemeld hetzij deponeren ten kantore van de vennootschap of elders ter plaatse in de oproeping tot de vergadering vermeld een schriftelijke verklaring van een aangesloten instelling inhoudende dat het in die verklaring genoemde aantal aandelen behoort tot een verzameldepot en dat de in de verklaring genoemde persoon voor het genoemde aantal aandelen deelgenoot is en tot na afloop van de vergadering deelgenoot zal blijven hetzij op zodanige andere wijze aanmelden ten genoegen van de raad van bestuur.
        Het onder a en b bedoelde tijdstip kan niet later worden gesteld dan op de derde dag na die van de oproeping tot de vergadering en evenmin vroeger dan de dag voor die van de vergadering vastgesteld door de raad van bestuur met inachtneming van de wettelijke voorschriften.
29.4. De raad van bestuur kan bepalen dat als vergadergerechtigde of stemgerechtigde vergadergerechtigde hebben te gelden zij die op een daarbij te bepalen tijdstip als zodanig zijn ingeschreven in een of meer door de raad van bestuur aangewezen registers, ongeacht wie ten tijde van de algemene vergadering vergadergerechtigde of stemgerechtigde vergadergerechtigde zou zijn indien een registratietijdstip als bedoeld in dit lid niet zou zijn vastgesteld.
        Bij de oproeping voor de vergadering wordt het tijdstip van registratie vermeld alsmede de wijze waarop de vergadergerechtigden of stemgerechtigde vergadergerechtigden zich kunnen laten registreren en de wijze waarop zij hun rechten kunnen uitoefenen.
        Het bepaalde in lid 3 onder a en b is op het voorgaande van overeenkomstige toepassing.
29.5. Indien de in lid 1 vermelde bevoegdheden zullen worden uitgeoefend door een gevolmachtigde moet - indien van toepassing met inachtneming van het bepaalde in lid 4 - naast de in dit artikel voorgeschreven kennisgeving de volmacht uiterlijk op de in de oproeping tot de vergadering vermelde tijdstippen door de vennootschap zijn ontvangen. Een gevolmachtigde kan de in lid 1 vermelde bevoegdheden slechts uitoefenen (i) voor aandelen waarvan het nummer van het aandeelbewijs of van de boeking in de schriftelijke volmacht is vermeld, tenzij zijn volmacht hem is verleend op een daartoe door of vanwege de vennootschap verstrekt formulier; en
        (ii) voor het aantal aandelen dat is aangemeld overeenkomstig lid 3 onder b.
29.6. Het bepaalde in de leden 3 en 5 is van overeenkomstige toepassing met betrekking tot certificaten van aandelen en met betrekking tot certificaathouders.
Aantal stemmen.
Artikel 30.
Degene die krachtens deze statuten bevoegd is in de algemene vergadering het stemrecht op een of meer aandelen uit te oefenen, kan daarop zoveel stemmen uitbrengen als het nominale bedrag van het kleinste aandeel een geheel aantal malen begrepen is in het totale nominale bedrag van zijn aandelen.
Voorzitter, notulen.
Artikel 31.
31.1. De voorzitter van de raad van bestuur is belast met het voorzitterschap van de algemene vergadering. Ingeval geen voorzitter van de raad van bestuur is benoemd, alsmede in geval van afwezigheid of weigering van de voorzitter, wordt, behoudens het bepaalde in artikel 21 lid 2 ten aanzien van een vice-voorzitter, het voorzitterschap van de algemene vergadering waargenomen door diegene van de overige leden van de raad van bestuur of andere persoon, al dan niet aandeelhouder, aan wie de raad van bestuur het voorzitterschap opdraagt.
        Indien er in een algemene vergadering geen persoon is aan wie bij of krachtens deze statuten het voorzitterschap van die vergadering toekomt, zal een van de aanwezige aandeelhouders door de vergadering met het voorzitterschap worden belast.
31.2. De notulen van de algemene vergadering - voorzover niet van het daar behandelde notarieel proces-verbaal wordt opgemaakt - worden door een door de raad van bestuur daartoe aan te wijzen persoon gehouden. In de notulen wordt opgenomen de volledige tekst van de door de algemene vergadering genomen besluiten en, op verzoek van een persoon die gerechtigd was het woord te voeren, de zakelijke inhoud van het door hem naar voren gebrachte, alsmede hetgeen de voorzitter van de vergadering verder nodig acht. De notulen worden door de voorzitter van de vergadering en de in de eerste zin van dit lid bedoelde persoon vastgesteld en getekend.
Besluitvorming,
Artikel 32.
32.1. In de algemene vergadering worden, voorzover bij de wet of in deze statuten niet anders is bepaald, alle besluiten genomen bij volstrekte meerderheid van de uitgebrachte stemmen.
        Blanco stemmen en ongeldige stemmen gelden daarbij niet.
32.2.   De voorzitter van de vergadering bepaalt de wijze van stemming.
32.3. Bij staking van stemmen beslist, als het personen geldt, het lot; als het zaken betreft, wordt het voorstel geacht verworpen te zijn.
Publicatie van oproepingen.
Artikel 33.
Alle oproepingen van de vennootschap zullen worden geplaatst in ten minste twee veel verspreide Nederlandse dagbladen, ter keuze van de raad van bestuur. Aankondigingen en kennisgevingen van de vennootschap worden gedaan op de wijze zoals vastgesteld door de raad van bestuur. Het in dit artikel bepaalde geldt voorzover in deze statuten niet anders is bepaald en onverminderd verdere, door de wet of andere regelgeving voorgeschreven publicatie.
Jaarvergadering.
Artikel 34.
34.1. De algemene vergaderingen worden onderscheiden in jaarlijkse en buitengewone vergaderingen en bijeengeroepen door de raad van bestuur.
34.2. De jaarlijkse algemene vergadering wordt gehouden uiterlijk in de maand juni.
34.3. De agenda van de jaarlijkse algemene vergadering bevat in ieder geval de volgende onderwerpen:
        a. de behandeling van het door de raad van bestuur aan de algemene vergadering overgelegde jaarverslag;
        b. de vaststelling van de door de raad van bestuur opgemaakte jaarrekening waarin is opgenomen de bestemming van de winst over het afgelopen boekjaar met inachtneming van het bepaalde in artikel 38;
        c. de verlening van decharge aan de uitvoerend bestuurders voor de vervulling van hun taak over het afgelopen boekjaar;
        d. de verlening van decharge aan de niet-uitvoerend bestuurders voor de vervulling van hun taak over het afgelopen boekjaar;
        e. de benoeming van uitvoerend bestuurders en niet-uitvoerend bestuurders;
        f. de benoeming van een of meer deskundigen belast met het onderzoek van de jaarrekening over het lopende jaar;
        g. de behandeling van de overige punten die op de in artikel 28 bedoelde agenda voorkomen.
Buitengewone vergaderingen.
Artikel 35.
Buitengewone algemene vergaderingen worden gehouden indien de raad van bestuur daartoe besluit of op verzoek van een of meer aandeelhouders en certificaathouders die tezamen ten minste een tiende gedeelte van het geplaatste kapitaal vertegenwoordigen en die schriftelijk het verzoek daartoe bij de raad van bestuur indienen met nauwkeurige opgave van de voorstellen die zij in behandeling willen zien gebracht. Daarbij is het bepaalde in de tweede volzin van artikel 28 lid 5 van overeenkomstige toepassing.
Vergaderingen van houders van de gewone aandelen nummers 1 tot en met 2.400. Artikel 36.
Voor de vergaderingen van de houders van de gewone aandelen van vierhonderdachtentwintig euro en zevenenvijftig eurocent (EUR428,57), nummers 1 tot en met 2.400, geldt als bijzondere regeling dat:
a. de houders van deze aandelen bij convocatiebiljet, ten minste zeven - in spoedeisende gevallen vijf - dagen voor de vergadering te verzenden, kunnen worden bijeengeroepen;
b. die vergaderingen worden gehouden op de bij de oproeping aangegeven plaats en zelf in hun leiding en notulering van het daarin behandelde voorzien;
c. de agenda van de in deze vergaderingen in behandeling komende punten niet in de oproeping behoeft te worden opgenomen, noch op de wijze, als in artikel 28 lid 4 bepaald, ter inzage behoeft te hebben gelegen;
d. die vergaderingen mede kunnen worden bijeengeroepen door iedere houder van een of meer zodanige aandelen;
e. indien alle houders van deze aandelen ter vergadering tegenwoordig of vertegenwoordigd zijn, die vergadering, ook al is zij niet met inachtneming van het dienomtrent in deze statuten bepaalde bijeengeroepen, met goedvinden van alle aanwezigen als rechtsgeldig bijeengeroepen zal worden aangemerkt.
Hoofdstuk VIII
Boekjaar, jaarrekening,
Artikel 37.
37.1.   Het boekjaar van de vennootschap is het kalenderjaar.
37.2. Indien voor de vennootschap krachtens de in artikel 2 bedoelde overeenkomst als gevolg van de vaststelling van de door de vennootschap en door Unilever PLC over het boekjaar uit te keren dividenden een vordering op of een schuld aan Unilever PLC ontstaat, wordt deze ten bate onderscheidenlijk ten laste van de winst- en verliesrekening van de vennootschap over dat boekjaar gebracht.
37.3. De raad van bestuur legt de door hem opgemaakte jaarrekening en zijn jaarverslag, tezamen met de daaraan ingevolge de wet toe te voegen gegevens en de verklaring afgegeven door de in artikel 34 lid 3 onder f bedoelde deskundige(n), van de dag van de oproeping tot de algemene vergadering tot de afloop van die vergadering ten kantore van de vennootschap ter inzage voor de aandeelhouders en voor de certificaathouders en stelt afschriften daarvan kosteloos voor hen verkrijgbaar; derden kunnen tegen kostprijs afschrift verkrijgen.
37.4. Vaststelling van de jaarrekening geschiedt door de algemene vergadering. Winstverdeling.
Artikel 38.
38.1. De blijkens de vastgestelde jaarrekening over het afgelopen boekjaar behaalde winst wordt, nadat daaruit voorzover noodzakelijk de reserves die krachtens de wet of de in artikel 2 bedoelde overeenkomst moeten worden aangehouden zijn gevormd en nog niet gedekte verliezen uit vorige jaren zijn aangezuiverd en nadat de door de raad van bestuur nodig geachte reserves zijn gevormd, als volgt aangewend.
38.2. Allereerst wordt uitgekeerd aan de houders van de 7% cumprefs, 6% cumprefs en 4% cumprefs een dividend van onderscheidenlijk zeven, zes en vier percent berekend over het oorspronkelijke in Nederlandse gulden luidende nominale bedrag van hun aandelen zijnde voor de 7% cumprefs destijds een nominale waarde van eenduizend gulden (NLG1.000,--), voor de 6% cumprefs destijds een nominale waarde van eenduizend gulden (NLG1.000,--) en voor de 4% cumprefs destijds een nominale waarde van eenhonderd gulden (NLG100,--). Voor de berekening wordt het oorspronkelijk in Nederlandse gulden luidende nominale bedrag tegen de officiele omrekenkoers omgerekend in euro.
38.3. Indien het na toepassing van lid 1 resterende bedrag van de winst niet toereikend is om volledig uitvoering te geven aan het bepaalde in lid 2, wordt dit bedrag onder de houders van de 7% cumprefs, 6% cumprefs en 4% cumprefs verdeeld in dier voege dat de op de 7% cumprefs, 6% cumprefs en 4% cumprefs uit te keren bedragen zich percentueel tot elkaar zullen verhouden als zeven staat tot zes staat tot vier.
38.4. In het geval in lid 3 bedoeld, zal het ontbrekende in de volgende jaren worden aangezuiverd met dien verstande, dat de winst van de volgende jaren, nadat met betrekking tot die winst uitvoering is gegeven aan het bepaalde in de leden 1 en 2, allereerst zal worden aangewend tot aanzuivering van het achterstallige op de dividenden over vroegere jaren, en wel, indien voor zodanige aanzuivering niet voldoende winst meer aanwezig is, in dier voege, dat in zodanig geval de uitkeringen ter aanzuivering van achterstallig dividend op de 7% cumprefs, 6% cumprefs en 4% cumprefs zich percentueel tot elkaar zullen verhouden als zeven staat tot zes staat tot vier.
38.5. Het gedeelte van de winst dat resteert na toepassing van het bepaalde in de vorige leden wordt uitgekeerd aan de houders van gewone aandelen in verhouding tot het nominaal bedrag van ieders bezit aan gewone aandelen.
Tussentijdse uitkering.
Artikel 39.
De raad van bestuur kan besluiten tot een tussentijdse uitkering op aandelen, voorzover blijkens een tussentijdse vermogensopstelling het eigen vermogen van de vennootschap groter is dan het bedrag van het gestorte en opgevraagde deel van het kapitaal vermeerderd met de reserves die krachtens de wet of deze statuten moeten worden aangehouden.
Uitkering in de vorm van aandelen.
Artikel 40.
Besluiten tot het doen van een uitkering geheel of gedeeltelijk in de vorm van aandelen in het kapitaal van de vennootschap kunnen slechts worden genomen door het vennootschapsorgaan dat bevoegd is tot de uitkering te besluiten, onverminderd de bevoegdheden die aan een ander vennootschapsorgaan toekomen met betrekking tot de uitgifte van nog niet geplaatste aandelen.
Verkrijgbaarheid uitkeringen.
Artikel 41.
41.1. Een uitkering is verkrijgbaar op de daartoe door de raad van bestuur aan te wijzen plaats of plaatsen. Daarbij dient voor alle soorten aandelen ten minste een plaats in Nederland te worden aangewezen behalve voor aandelen, waarvan een aandeelbewijs volgens model II in omloop is.
41.2. Indien met betrekking tot laatstbedoelde aandelen een uitkering in contanten uitsluitend buiten Nederland verkrijgbaar wordt gesteld, zal op die aandelen worden uitgekeerd een bedrag in de munteenheid van het desbetreffende land, berekend tegen de Euro foreign exchange reference rates zoals gepubliceerd door de Europese Centrale Bank danwel als die wisselkoers niet beschikbaar is tegen een andere door de raad van bestuur vast te stellen wisselkoers op de dag waarop tot die uitkering wordt besloten. Indien en in zoverre als op de eerste dag waarop de uitkering verkrijgbaar is, de vennootschap als gevolg van maatregelen van overheidswege, oorlog of andere buitengewone omstandigheden buiten haar macht niet in staat is tot betaling op de buiten Nederland aangewezen plaats of in de vreemde munteenheid, is de raad van bestuur in zoverre bevoegd die plaats te vervangen door een of meer plaatsen binnen Nederland, in welk geval het bepaalde in de voorgaande zin in zoverre niet langer van toepassing zal zijn.
41.3. De raad van bestuur bepaalt van welk tijdstip af een uitkering verkrijgbaar is. Daarbij kunnen verschillende tijdstippen worden vastgesteld naar gelang het betreft de gewone of de verschillende soorten preferente aandelen en naar gelang het betreft aandelen, waarvoor een aandeelbewijs in omloop is volgens model I of model II, aandelen, waarvoor een boeking als bedoeld in artikel 11 in het aandelenregister is gesteld of aandelen die deel uitmaken van een verzameldepot of het girodepot.
41.4. De vennootschap zal terzake van een uitkering op een aandeel waarvoor een aandeelbewijs volgens model II in omloop is of waarvoor een boeking als bedoeld in artikel 11 in het aandelenregister is gesteld, tegenover de rechthebbende worden gekweten door het verkrijgbaar gestelde ter beschikking te stellen van of volgens instructie van degene op wiens naam het aandeel staat op het daartoe door de raad van bestuur vastgestelde tijdstip.
        Daarbij kunnen verschillende tijdstippen worden vastgesteld voor de beide in dit lid genoemde categorieen.
41.5. De rechthebbende op een uitkering op een aandeel waarvoor een aandeelbewijs volgens model I in omloop is, moet, om zijn recht op die uitkering te kunnen uitoefenen, het daartoe door de raad van bestuur aangewezen dividendbewijs bij de vennootschap inleveren op een van de daartoe door de raad van bestuur aangewezen plaatsen.
41.6. De raad van bestuur is bevoegd, onder zodanige voorwaarden en tegen het stellen van zodanige zekerheid als de raad van bestuur mocht nodig achten, het in lid 5, gestelde vereiste buiten toepassing te laten.
41.7. Een besluit tot uitkering en de in dit artikel bedoelde plaatsen en tijdstippen worden bekendgemaakt op zodanige wijze als de raad van bestuur dienstig oordeelt.
41.8. In geval van toekenning van een recht aan aandeelhouders, niet bestaande in een uitkering uit de winst of uit het liquidatiesaldo en niet behorende tot de in artikel 29 omschreven bevoegdheden, zal het bepaalde in de voorgaande leden daarop van overeenkomstige toepassing zijn.
Verval van recht.
Artikel 42.
42.1. Het recht op een uitkering in contanten vervalt - ten bate van de winst-en verliesrekening van de vennootschap - indien de uitkering vijf jaren na de eerste dag waarop zij verkrijgbaar was, niet is geind.
42.2. Indien een uitkering geschiedt in de vorm van gewone aandelen in het kapitaal van de vennootschap, is de vennootschap gerechtigd aandelen die vijf jaren na de eerste dag waarop zij verkrijgbaar waren, door de rechthebbende niet zijn opgevorderd, voor diens rekening te gelde te maken. Het recht op de opbrengst vervalt - ten bate van de winst- en verliesrekening van de vennootschap - indien twintig jaren na de eerste dag waarop de aandelen verkrijgbaar waren, de opbrengst door de rechthebbende niet is geind.
Hoofdstuk IX
Statutenwijziging en ontbinding.
Artikel 43.
43.1. Onverminderd het bepaalde in artikel 44 kan de algemene vergadering slechts besluiten tot wijziging van de statuten op voorstel van de raad van bestuur.
        Een voorstel van de raad van bestuur tot wijziging van artikel 19 leden 5 en 6 behoeft de voorafgaande goedkeuring van de vergadering van houders van gewone aandelen, nummers 1 tot en met 2.400.
43.2. Besluiten tot wijziging van de statuten die de rechten die de houders van de 7% cumprefs, hetzij de houders van de 6% cumprefs, hetzij de houders van de 4% cumprefs op grond van deze statuten toekomen, zouden schaden, behoeven de goedkeuring van de vergadering van de houders van de betrokken preferente aandelen, gegeven met ten minste drie vierden van de in die vergadering uitgebrachte stemmen.
43.3. Het bepaalde in lid 2 is niet van toepassing indien het besluit tot statutenwijziging betreft een vermindering van het geplaatste kapitaal van de vennootschap in geval van terugbetaling op 4% cumprefs als voorzien in artikel 5.
Wijziging van de overeenkomst bedoeld in artikel 2.
Artikel 44.
44.1. Besluiten tot wijziging of beeindiging van de in artikel 2 bedoelde overeenkomst kunnen slechts worden genomen door de algemene vergadering op voorstel van de raad van bestuur. Zodanige besluiten behoeven de goedkeuring van de houders van gewone aandelen, bij meerderheidsbesluit gegeven op een vergadering van zodanige houders, waarop ten minste de helft van het geplaatste gewone kapitaal van de vennootschap vertegenwoordigd is. Betreft het te nemen besluit een wijziging van die overeenkomst die de belangen van de houders van preferente aandelen ingevolge die overeenkomst zou schaden, dan wel de beeindiging van die overeenkomst, dan behoeft zodanig besluit tevens de goedkeuring van houders van preferente aandelen, gegeven met een meerderheid van ten minste drie vierden van de uitgebrachte stemmen op een vergadering van zodanige houders waarop ten minste twee derden van het geplaatste preferente kapitaal van de vennootschap vertegenwoordigd is.
44.2. Mocht op enige vergadering als in lid 1 bedoeld het daar voorgeschreven kapitaal niet zijn vertegenwoordigd, dan wordt een nieuwe vergadering bijeengeroepen, te houden binnen drie maanden nadien. Op deze nieuwe vergadering vindt het bepaalde in lid 1 overeenkomstige toepassing, behoudens dat die nieuwe vergadering tot het verlenen van de daar bedoelde goedkeuring bevoegd zal zijn ongeacht het op die vergadering vertegenwoordigd kapitaal.
Ontbinding.
Artikel 45.
45.1. Het besluit tot ontbinding van de vennootschap kan slechts worden genomen op voorstel van de raad van bestuur en indien in de algemene vergadering ten minste drie vierden van de in die vergadering uitgebrachte stemmen zich daarvoor verklaren.
45.2. Bij ontbinding van de vennootschap geschiedt de vereffening door de raad van bestuur, tenzij door de algemene vergadering anders wordt beslist.
45.3. De bepalingen van deze statuten blijven, voor zoveel mogelijk, van kracht gedurende de vereffening.
45.4. Bij het besluit tot ontbinding zal tevens de beloning van de vereffenaars worden bepaald.
45.5. Het liquidatiesaldo verkregen na betaling van alle schulden en lasten, wordt met inachtneming van de desbetreffende wettelijke voorschriften in de eerste plaats aangewend tot voldoening van de 7% cumprefs, 6% cumprefs en 4% cumprefs, zowel voor het kapitaal als voor het achterstallige dividend.
        Onder kapitaal als bedoeld in de vorige zin wordt verstaan het oorspronkelijke nominale bedrag als vermeld in artikel 38 lid 2, omgerekend tegen de officiele omrekenkoers in euro.
45.6. Indien bedoeld liquidatiesaldo zodanige uitkering niet toelaat, zal het beschikbare saldo in de eerste plaats worden aangewend tot aanzuivering van enig op de 7% cumprefs, 6% cumprefs en 4% cumprefs achterstallig dividend en wel, indien dat beschikbare saldo voor zodanige aanzuivering ontoereikend is, zoals in artikel 38 lid 4 bepaald. Het daarna overblijvende zal onder de houders van de 7% cumprefs, 6% cumprefs en 4% cumprefs worden verdeeld naar verhouding van het oorspronkelijke nominale bedrag als vermeld in artikel 38 lid 2, omgerekend tegen de officiele omrekenkoers in euro.
45.7. Hetgeen resteert na toepassing van het bepaalde in de leden 5 en 6 wordt aan de houders van gewone aandelen uitgekeerd in verhouding tot het nominaal bedrag van ieders bezit aan gewone aandelen.
Hoofdstuk X
Overgangsbepalingen.
Artikel 46.
46.1. In verband met de statutenwijziging die op tien mei negentienhonderdnegenennegentig van kracht is geworden, zijn de door iedere aandeelhouder gehouden gewone aandelen met een destijds in de statuten vermelde nominale waarde van een gulden (NLG1,--) elk omgezet in zoveel gewone aandelen met een destijds in de statuten vermelde nominale waarde van een gulden en twaalf cent (NLG1,12) elk, als wordt gevonden door het totale aantal van de door de betrokken aandeelhouder gehouden gewone aandelen met een voor die statutenwijziging in de statuten vermelde nominale waarde van een gulden (NLG 1,--) elk te vermenigvuldigen met honderd/honderdtwaalfde (100/112), waarbij voorts geldt dat een eventuele uit die vermenigvuldiging resulterende fractie van een gewoon aandeel van destijds een gulden en twaalf cent (NLG1,12) is omgezet in een of meer onderaandelen van gewone aandelen van destijds een gulden en twaalf cent (NLG1,12), hierna te noemen: "Scrips", van destijds een guldencent (NLG0,01), met zo nodig een afronding naar boven tot een volle Scrip.
        In verband met de onderhavige statutenwijziging die op tweeentwintig mei tweeduizendzes van kracht wordt, geldt dat een Scrip is een onderaandeel met een gerechtigdheid van drie/honderdtwaalfde (3/112) deel van een gewoon aandeel met een nominale waarde van zestien eurocent (EUR0,16) elk.
46.2. Zolang tengevolge van omzetting van gewone aandelen, zoals voorzien in dit artikel, Scrips uitstaan, gelden de hierna volgende bepalingen.
46.3. Iedere Scrip luidt aan toonder. Voor de Scrips worden uitsluitend bewijzen aan toonder uitgegeven, voorzien van een dividendstuk, niet samengesteld uit afzonderlijke dividendbewijzen.
46.4. Onverminderd het bepaalde in lid 3 vinden de bepalingen van Titel 4 van Boek 2 van het Burgerlijk Wetboek over aandelen en aandeelhouders overeenkomstige toepassing op Scrips en houders van Scrips, voorzover uit die bepalingen niet anders blijkt.
46.5. De bepalingen van deze statuten over gewone aandelen onderscheidenlijk over houders van zodanige aandelen zijn van overeenkomstige toepassing op Scrips en houders van Scrips, voorzover uit die bepalingen en hierna uit de leden 6, 7 en 8 niet anders blijkt.
46.6. Aan de houder van een Scrip komt niet de keuze toe te bepalen dat een Scrip op naam luidt. De raad van bestuur kan bepalen dat een Scrip, al dan niet tijdelijk, op naam luidt.
46.7. Iedere houder van een Scrip is gerechtigd tot drie/honderdtwaalfde (3/112) van het (interim)dividend en enige andere uitkering waartoe de houder van een gewoon aandeel gerechtigd is.
46.8. Indien de houder van een Scrip zoveel Scrips verkrijgt dat hij in totaal eenhonderdtwaalf (112) of meer Scrips houdt, worden in afwijking van artikel 7 lid 6 telkens eenhonderdtwaalf (112) door hem gehouden Scrips van rechtswege omgezet in drie gewone aandelen met een nominale waarde van zestien eurocent (EUR0,16) elk, waarvoor de vennootschap de houder van die aandelen in het aandeelhoudersregister zal boeken tenzij die aandeelhouder direct wenst te leveren ter opname in een verzameldepot. Toonderbewijzen van Scrips die alsdan zijn omgezet dienen te worden ingeleverd. De vennootschap kan kosten voor de omzetting en omwisseling in rekening brengen.
Artikel 47.
47.1. De voor tien mei negentienhonderdnegenennegentig uitgereikte aandeelbewijzen volgens model B voor gewone aandelen met een destijds in de statuten vermelde nominale waarde van een gulden (NLG 1,--) elk moesten na de statutenwijziging die op tien mei negentienhonderdnegenennegentig in werking trad door de betrokken aandeelhouders worden omgewisseld in aandeelbewijzen volgens model B van gewone aandelen met een na die statutenwijziging in de statuten vermelde nominale waarde van een gulden en twaalf cent (NLG 1,12) elk met toepassing van de in artikel 46 lid 1 beschreven rekenmethode. De op tweeentwintig mei tweeduizendzes nog niet omgewisselde aandeelbewijzen volgens model B worden thans in verband met de splitsing van een gewoon aandeel in drie gewone aandelen van elk nominaal zestien eurocent (EUR0,16) beschouwd als aandeelbewijzen volgens model B met een nominale waarde van zestien eurocent (EUR0,16). De vennootschap kan kosten voor deze omwisseling in rekening brengen.
47.2. In afwijking van het bepaalde in het vorige lid dient ieder aandeelbewijs van een gewoon aandeel op naam dat is medegetekend door de destijds aangewezen financiele instelling en dat ingevolge een voor tien mei negentienhonderdnegenennegentig geldende tekst van deze statuten is uitgereikt, te worden ingeleverd bij een door de vennootschap aangewezen financiele instelling tegen omzetting in een boeking in het New Yorkse aandelenregister van de vennootschap, gehouden door de door de vennootschap aangewezen financiele instelling. Aandeelbewijzen worden alleen uitgereikt aan deze aandeelhouders op hun verzoek. De vennootschap kan voor de uitreiking van aandeelbewijzen kosten in rekening brengen.
        Om voor gewone aandelen op naam waarvoor aandeelbewijzen zijn uitgegeven mede getekend door de destijds daarvoor aangewezen financiele instelling, na dertig juli negentienhonderdnegenennegentig gebruik te kunnen maken van de aan die aandelen verbonden rechten, dienen de houders van die aandelen hun aandeelbewijzen te hebben omgezet in een boeking in het New Yorkse aandelenregister van de vennootschap gehouden door de door de vennootschap aangewezen financiele instelling.
47.3. Iedere boeking voor tien mei negentienhonderdnegenennegentig in het aandelenregister van gewone aandelen van een gulden (NLG 1,--) wordt geacht te zijn een boeking van zoveel gewone aandelen met een nominale waarde van zestien eurocent (EUR0,16) elk als wordt gevonden door toepassing van de in artikel 46 lid 1 beschreven rekenmethode. Scrips worden niet in het aandelenregister ingeschreven tenzij de raad van bestuur heeft bepaald dat een Scrip, al dan niet tijdelijk, op naam luidt of het bepaalde in artikel 46 lid 8 van toepassing is.
47.4. Aangehaald wordt de overgangsbepaling die sinds dertien oktober negentienhonderdzevenennegentig deel uitmaakt van de statuten:
        "Om voor op dertien oktober negentienhonderdzevenennegentig geplaatste gewone aandelen met een nominale waarde van vier gulden waarvoor aandeelbewijzen volgens model A zijn uitgegeven, na een maart negentienhonderdachtennegentig gebruik te kunnen maken van de aan die aandelen verbonden rechten, dienen de houders van die aandelen hun aandeelbewijzen volgens model A te hebben omgewisseld in aandeelbewijzen van gewone aandelen met een nominale waarde van een gulden volgens model B."
Artikel 48.
Tengevolge van de onderhavige statutenwijziging (tweeentwintig mei tweeduizendzes) wordt elk gewoon aandeel van achtenveertig eurocent (EUR0,48) gesplitst in drie gewone aandelen van zestien eurocent (EUR0,16) elk. Dematerialisatie en splitsing.
Artikel 49.
49.1. In verband met deze statutenwijziging (tweeentwintig mei tweeduizendzes) luiden alle aandelen, zowel de gewone als ook de preferente aandelen op naam, onverminderd het bepaalde in artikel 46 lid 3. Aandeelhouders, vruchtgebruikers en pandhouders kunnen de aan hun aandelen verbonden rechten niet (doen) uitoefenen, zolang zij a) niet in het aandeelhoudersregister zijn ingeschreven of b) de aandelen niet hebben geleverd ter opname in een verzameldepot aan een aangesloten instelling, een en ander onverminderd het bepaalde in artikel 46 lid 3.
49.2. Inschrijving en levering als bedoeld in het vorige lid kunnen slechts plaatsvinden tegen afgifte van aandeelbewijzen aan de vennootschap. Voor de hiervoor in dit artikel bedoelde inschrijving in het aandeelhoudersregister kan de vennootschap na ommekomst van het thans lopende boekjaar kosten in rekening brengen.
49.3. Aandeelbewijzen van aandelen op naam luidende in Nederlandse gulden moeten bij de vennootschap worden ingeleverd en op verzoek van de desbetreffende aandeelhouder kunnen daarvoor hetzij aandeelbewijzen worden uitgereikt met de juiste nominale waarde luidende in euro hetzij - indien mogelijk - levering plaatsvinden ter opname in een verzameldepot van een aangesloten instelling.

Caution: Only the written original of a notarial deed and written official copies of such deed contain the final, official text of such deed. In case of discrepancies between the written original or a written official copy of a notarial deed and any other version of a deed - whether print or electric - the original controls. Electronic copies may contain computer-generated errors or other deviations from the official version and are not "authentic deeds" under Dutch law.


                             ARTICLES OF ASSOCIATION
                                       of:
                                  Unilever N.V.
                        with corporate seat in Rotterdam
                                dated 22 May 2006

Section I
Name and registered office.
Article 1.
The name of the Company is Unilever N.V. and its registered office is situated in Rotterdam.
Objects.
Article 2.
The objects for which the Company is established are to acquire interests in companies and business enterprises and to manage and finance companies and business enterprises regardless whether these are group companies and to do all things which, directly or indirectly, may be deemed to be incidental or conducive thereto in the widest sense, including especially the carrying out of an agreement between the Company (then named Lever Brothers & Unilever N.V.) and Lever Brothers & Unilever Limited (now named Unilever PLC) - an English company with objects similar to those of Unilever N.V. - entered into on the twenty-eighth day of June nineteen hundred and forty-six, which reaffirmed an agreement dated the thirty-first day of December nineteen hundred and thirty-seven concluded by the same parties and identical in its operative provisions, and which was modified on the twentieth day of July nineteen hundred and fifty-one and on the twenty-first day of December nineteen hundred and eighty-one and on the fifteenth day of May two thousand and six.
Definitions.
Article 3.
In these Articles of Association the following terms shall have the following meaning:
addition:                       an alteration to the share register referred to
                                in Article 11, paragraph 5;
affiliated institution:         an affiliated institution as meant in the Act on
                                securities transactions by giro;
Board of Directors:             the board of directors of the Company;
booking:                        a record in the share register referred to in
                                Article 11, paragraph 1, to the extent that it
                                relates to one or more shares for which no share
                                certificates are outstanding;
central institute:              the central institute as meant in the Act on
                                securities transactions by giro;
collective depot:               a collective depot as meant in the Act on
                                securities transactions by giro involving shares
                                of a particular class of shares;
Company:                        Unilever N.V. incorporated on the ninth day of
                                November nineteen hundred and twenty-seven;
deletion:                       an alteration to the share register referred to
                                in Article 11, paragraph 5;
depositary receipt for a        depositary receipt for a share in the capital of
share:                          the Company issued with the co-operation of the
                                Company;
entry:                          an entry in the share register referred to in
                                Article 11, paragraph 1, to the extent that it
                                relates to one or more shares for which share
                                certificates are outstanding;
Euronext:                       the stock exchange of Euronext Amsterdam N.V.
Executive Director:             a member of the Board of Directors referred to
                                in Article 19 hereof;
General Meeting:                the corporate body the general meeting of
                                shareholders or a meeting of such corporate
                                body;
giro depot:                     the giro depot as meant in the Act on securities
                                transactions by giro involving shares of a
                                particular class of shares;
Group Chief Executive:          the Group Chief Executive referred to in article
holder of a depositary          19, paragraph 4; a holder of a depositary
receipt for a share:            receipt for a share in the capital of the
                                Company issued with the co-operation of the
                                Company or a person to whom by law the same
                                rights are attributed vis-a-vis the Company as
                                those which are attributed to a holder of a
                                depositary receipt for a share;
law:                            the law of the Netherlands;
Non-Executive Director:         a member of the Board of Directors referred to
                                in Article 19 hereof;
participant:                    a participant as meant in the Act on securities
                                transactions by giro;
person:                         a natural person or a legal entity;
person authorised to attend     (a) a shareholder entitled to vote, which also
and to vote at a General        includes a participant, (b) a holder of a right
Meeting:                        of usufruct or a right of pledge, who is
                                entitled to the voting right attached to the
                                share which is subject to the right of usufruct
                                or the right of pledge and (c) such other
                                persons referred to in Article 29, paragraph 1;
person authorised to attend     (a) a shareholder, which also includes a
a General Meeting:              participant, (b) a holder of a depositary
                                receipt for a share, and (c) a holder of a right
                                of usufruct or a right of pledge, but excluding
                                the holder of such right in respect of a share
                                of which the voting right vests in the holder
                                of such share and in respect of whom at the time
                                that the right of usufruct or the right of
                                pledge was granted the rights which by law are
                                conferred upon holders of depositary receipts
                                for shares issued with the co-operation of a
                                company were withheld and (d) such other persons
                                referred to in Article 29 paragraphs 1 and 2;
Scrip:                          a fractional share referred to in Article 46,
                                paragraph 1;
Secretary:                      a Secretary of the Company referred to in
                                Article 25;
shareholder:                    a holder of a share in the capital of the
                                Company or the joint holders of a share referred
                                to in Article 8, paragraph 2;
share certificate:              a certificate representing a share, a
                                certificate representing more than one share and
                                a certificate representing a fractional share;
statutory regulations:          regulations by or pursuant to the law of the
                                Netherlands;
4% cumpref:                     a share of the class of shares as defined in
                                Article 4, paragraph 1;
6% cumpref:                     a share of the class of shares as defined in
                                Article 4, paragraph 1;
7% cumpref:                     a share of the class of shares as defined in
                                Article 4, paragraph 1.
Section II
Capital and division into shares.
Article 4.
4.1. The authorised capital of the Company is six hundred thirty-one million thirty thousand three hundred and eighteen euro (EUR631,030,318) divided into:
        seventy-five thousand (75,000) seven per cent cumulative preference shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR428.57) each, (the "7% cumprefs");
        two hundred thousand (200,000) six per cent cumulative preference shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR428.57) each, (the "6% cumprefs");
        seven hundred and fifty thousand (750,000) four per cent cumulative preference shares of forty-two euro and eighty-six eurocent (EUR42.86) each, (the "4% cumprefs");
        two thousand four hundred (2,400) ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR428.57) each; and three billion (3,000,000,000) ordinary shares of sixteen eurocent (EUR0.16) each.
4.2. The Company may issue shares not yet issued only pursuant to a resolution of the General Meeting or of another corporate body designated for such purpose by a resolution of the General Meeting. The issue shall be made with due regard to the statutory regulations applicable thereto and, where the authority to resolve thereon is vested in a corporate body other than the Board of Directors, not otherwise than in accordance with a proposal to such effect by the Board of Directors.
        The provisions of this paragraph shall apply correspondingly to the granting of rights to subscribe for shares, but shall not apply to the issue of shares to a person who is exercising a previously acquired right to subscribe for shares.
Reduction of capital.
Article 5.
5.1. Subject as hereinafter provided the Company may at any time repay the nominal value of the 4% cumprefs, either in whole or in part, subject to the statutory regulations applicable to reduction of the issued capital. In the event of a repayment in full a payment will also be made of an amount equal to the difference between (a) the original nominal value of the preference shares concerned in Dutch guilder at the time of issue of those shares and (b) the nominal value set at the euro conversion of those shares, which difference has been added to the non-distributable reserve as meant in section 2:67a, paragraph 3 of the Civil Code at the occasion of the euro conversion. For the purposes of this calculation, the nominal value originally in Dutch guilder will be converted into euro at the official conversion rate.
5.2. If repayment in part be resolved upon, the shares to be repaid shall be ascertained by drawings.
5.3. Repayment shall not take place so long as any dividend on any preference shares is in arrear.
Repurchase of shares.
Article 6.
6.1. The Company may acquire fully paid ordinary and preference shares in its capital as well as depositary receipts for shares also otherwise than for no consideration, subject to the statutory regulations applicable thereto.
6.2. The Company may, without authorisation of the General Meeting, acquire shares in its capital or depositary receipts for shares for the purpose of transferring such to employees in the service of the Company or of a group company by virtue of an arrangement applicable to them. These shares and depositary receipts have to be included in the price list of a stock exchange.
Section III
Shares in the giro system. Collective depot. Giro depot. Fractional shares, share register and share certificates.
Article 7.
7.1. The ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR428.57) each are numbered 1 to 2,400 inclusive. The other ordinary shares are numbered from 2,401 onwards, without prejudice to the provisions of Article 9 and Article 11 hereof, regarding the numbering of share certificates and of bookings in the share register respectively. The classes of preference shares are numbered from 1 onwards and carry an indication of their class (4%, 6% and 7%, respectively).
7.2.    All shares shall be in registered form.
7.3. When a share is issued, the transfer for the purpose of incorporation of that share in the giro depot or a collective depot for the respective class of shares can be effected by the Company without the cooperation of the other affiliated institutions and the other participants in the collective depot. For that purpose it is sufficient that the Company enters the share of that class of shares in the share register in the name of the central institute or the affiliated institution, as the case may be, thereby stating the fact that the share has become part of the giro depot or the respective collective depot for that class of shares, as the case may be, and the other information meant in Article 11, paragraph 2, and the central institute or the affiliated institution, as the case may be, accepts the transfer. The ordinary shares numbered 1 to 2,400 inclusive cannot be transferred for the purpose of incorporation in a collective depot or the giro depot.
7.4. If a share is transferred for the purpose of incorporation in a collective depot, the transfer shall be accepted by the relevant affiliated institution. If a share is transferred for incorporation in the giro depot, the central institute shall accept the transfer. The transfer of a share for which a share certificate has been issued for the purpose of incorporation in a collective depot or the giro depot, can only be effected provided the share certificate has been delivered to the Company for the purpose of cancellation. The transfer and acceptance may take place without cooperation of the other participants in the collective depot and without the cooperation of other affiliated institutions.
7.5. The Company may pursuant to a resolution of the Board of Directors preclude delivery of shares within the meaning of section 26 of the Act on securities transactions by giro. The resolution to that effect may not be invoked against a participant until six months after publication of the resolution in at least one national newspaper. The Company may revoke the resolution by way of a resolution of the Board of Directors. In such a case, delivery may take place from the day following that of the announcement of that resolution in at least one national newspaper.
7.6. An affiliated institution may transfer shares for the purpose of incorporation into the giro depot and, to the extent that delivery has not been precluded, deliver shares from a collective depot without the cooperation of the other participants. The central institute may, to the extent that delivery has not been precluded, deliver shares from the giro depot for incorporation in a collective depot without the cooperation of the other participants.
7.7. The Board of Directors may split shares into fractional shares. Fractional shares of the same class, together representing the nominal amount of a share of that class, may be combined into one share by the Board of Directors at the request of the holder of such fractional shares. The provisions of these Articles of Association relating to shares, share certificates and shareholders shall also apply to fractional shares, fractional share certificates and holders of fractional shares, save in so far as the contrary is expressed or follows from the meaning of the relevant provision.
Community of property of shares or depositary receipts for shares.
Article 8.
8.1. If shares or depositary receipts for shares form part of a community of property other than a community of property resulting from the application of the Act on securities transactions by giro, the Company is entitled to admit one person only, designated in writing by the joint participants in that other community of property, to exercise the rights attached to such shares or depositary receipts, except where otherwise provided by law or these Articles of Association. The joint participants in that other community of property may also designate more than one person. If that other community of property comprises shares, the joint participants in that other community of property may determine at the time of the designation of the representative or thereafter - but only unanimously - that, if a joint participant in that other community of property so wishes, a number of votes corresponding to his interest in that other community of property will be cast in accordance with his instructions.
        The Company shall record these instructions in the share register referred to in Article 11 hereof.
8.2. If in respect of a share the shareholder rights vest in more than one person, then in these Articles of Association, notwithstanding the provisions of the first paragraph, "shareholder" shall mean the joint holders of that share.
        Furthermore, when mentioning is made of a request or any other action by a shareholder, these Articles of Association shall refer to the corresponding action of a person, who is authorised to perform that action on behalf of the shareholder or pursuant to his own right to perform that action, except where otherwise provided by law or these Articles of Association.
        What has been provided above, shall correspondingly apply to depositary receipts for shares issued with the co-operation of the Company.
Share certificates.
Article 9.
9.1. In respect of shares not being shares registered in the name of the central institute or an affiliated institution, at the request of the shareholder, registered share certificates can be issued to shareholders in addition to a booking
        The share certificates shall be obtainable for single shares and also for as many shares as the Board of Directors may direct
9.2. The registered share certificates shall be obtainable in the form of a mantle with a set of dividend coupons - with or without a talon - which are intended to be surrendered to the Company in order to exercise rights to be granted in respect of the share, as mentioned in Article 41 hereof. In these Articles of Association such registered share certificates are hereafter referred to as type I share certificates.
        The registered share certificates for ordinary shares of sixteen eurocent (EUR0.16) each shall also be obtainable in the form of a mantle without dividend coupons. In these Articles of Association such registered share certificates are hereafter referred to as type II share certificates.
9.3. The share certificates for ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR428.57) each shall bear the same numbers as the share or shares to which they relate. The share certificates for the remaining shares shall each bear a number or a serial letter or serial letters and a number to distinguish share certificates of the same class or series and of the same nominal amount. The numbers 1 to 2,400 inclusive shall not be used for ordinary shares of sixteen eurocent (EUR0.16) each of type I.
9.4. The mantles of the share certificates shall be signed on or before issue by two members of the Board of Directors or by a member of the Board of Directors and a Secretary. The date of signing shall be shown against the signatures.
        Furthermore type II share certificates shall, and type I share certificates may be countersigned by one or more persons designated by the Board of Directors for that purpose.
9.5. The form and text of the share certificates shall be determined by the Board of Directors with due regard to the provisions of the preceding paragraphs hereof.
9.6. Without prejudice to the provisions of Article 10 hereof, a share certificate or a part thereof may be cancelled only if surrendered to the Company for cancellation or if it relates to a share cancelled with due regard to the statutory regulations. Cancellation shall be effected by or by virtue of a resolution of the Board of Directors.
Duplicate share certificates.
Article 10.
10.1. Without prejudice to the provisions of the law the Board of Directors may, to replace any share certificate or part thereof lost, mislaid or damaged, issue in place thereof, subject to such conditions and on such security being given as the Board of Directors shall deem necessary, either a new share certificate or a new part thereof, or a duplicate bearing the same number as the document which it replaces and showing clearly that it is a duplicate.
10.2. At the time of issue of such new document or duplicate the document which it replaces shall become null and void.
10.3. Any expenses incurred in complying with the conditions stipulated by the Board of Directors and in issuing the new document or duplicate may be charged to the applicant.
Share register.
Article 11.
11.1. By or on behalf of the Company a register shall be kept which shall record for each shareholder not being a participant, his name, the address to which he wishes any communications or documents relating to his share to be sent and, in the case of shares for which share certificates are outstanding, the number together with any serial letter or letters of such share certificate.
        Entries and bookings shall be recorded separately even though they concern one and the same shareholder.
11.2. In the event that shares have been transferred to an affiliated institution for the purpose of incorporation in a collective depot or to the central institute for the purpose of incorporation in the giro depot, the name and address of the affiliated institution or the central institute, as the case may be, shall be entered in the register, together with the date on which the shares have been incorporated in a collective depot or the giro depot, as the case may be, as well as the date of acknowledgement or service of transfer.
11.3. The register mentioned in paragraph 1 may consist of several parts, and it may be kept either wholly or partly, in more than one original copy and in more than one place, at the Board of Directors' discretion.
        The form and contents of the share register and the particulars to be recorded therein shall be determined by the Board of Directors with due regard to the provisions of this Article and the relevant statutory regulations. The Board of Directors may determine that the records shall vary according to whether they relate to entries in respect of shares for which type I share certificates have been issued, to entries in respect of shares for which type II share certificates have been issued or to bookings.
11.4. Where particulars of an entry or booking or any alteration therein are recorded at the shareholder's request, the Board of Directors may stipulate that such request shall be made in writing and be duly signed by the shareholder.
11.5. Each booking shall relate to one class of shares only. It shall be given a number or a letter or letters together with a number, and it shall record for each shareholder the number and class of shares held by him and, besides the particulars mentioned in paragraph 1 hereof, the way in which he wishes payment to be made of dividends and any other cash distributions due to him on such shares. With due observance of the provisions of Article 41 payment shall be made into a bank account in the Netherlands, unless the Board of Directors at the shareholder's request allows payment to be effected otherwise.
11.6. If there is any alteration in any of the particulars recorded in a booking, such alteration shall be recorded against the booking in the share register.
11.7. Every initial booking and every addition or deletion shall show the date on which it is recorded in the register and shall be certified by means of the signatures of a member of the Board of Directors and of a Secretary. The Board of Directors may decide that the signature of a member of the Board of Directors or of a Secretary or of both may be substituted by the signature of persons specially authorised for that purpose by the Board of Directors, provided always that every booking, addition or deletion shall in all cases be certified by means of two different signatures.
11.8. The Company shall have discharged its obligations arising from the rights attached to a registered share if, in fulfilment thereof, it relies on the particulars recorded in the share register in accordance with the provisions of the preceding paragraphs hereof and of Article 8 hereof and shall bear no responsibility for acts as referred to in this Article and in Articles 8, 12, 13 and 14 hereof which it performs at the request of a person whom it takes in good faith to be the person entitled to exercise the rights concerned or his representative. The Company shall not be obliged to examine the authenticity of signatures, power of disposition, power of representation or capacity to act, unless in the circumstances of the case failure to do so would be considered to be gross negligence on the part of the Company.
Exchange of registered share certificates.
Article 12.
12.1. If the holder of one or more registered share certificates lodging these with the Company for cancellation so requests then, subject to the provisions of Articles 7 and 9 hereof and any directions given by virtue thereof, he shall instead of such share certificates and for the same total nominal amount have issued to him one or more new share certificates, each for as many shares as he requests and of the type desired by him and/or have a new booking or addition, as mentioned in
        Article 11 hereof, recorded in his name in the share register.
12.2. If a shareholder in whose name a booking has been recorded so requests then, subject to the provisions of Articles 7 and 9 hereof and any directions given by virtue thereof, he shall instead of such booking and after deletion thereof, have issued to him one or more share certificates for the same total nominal amount, each for as many shares as he requests and of the type desired by him.
12.3. The Board of Directors may require a request as mentioned in this Article to be made on a form obtainable free of charge from the Company which shall be signed by the shareholder.
12.4. A request by a shareholder as mentioned in Article 11, paragraph 3 hereof or as mentioned in this Article, and the lodgment with the Company of a share certificate or of an instrument as referred to in
        Article 13, paragraph 3, hereof, shall be made at the place to be designated for this purpose by the Board of Directors. Different places may be designated for different classes of shares and share certificates.
12.5. For each cancellation or issue of a share certificate pursuant to the provisions of this Article and of Article 13 hereof the Company shall be entitled, subject to the relevant statutory regulations, to charge a reasonable sum to the applicant.
12.6. The provisions of this Article are mutatis mutandis applicable to those who hold a right of usufruct or a right of pledge on one or more shares.
Section IV
Transfer of shares.
Article 13.
13.1. The transfer of ownership of a share for which a share certificate is outstanding can, without prejudice to the provisions of paragraph 3 and
        Article 7, paragraph 3 up to and including paragraph 6 hereof and without prejudice to the provisions of Article 14, paragraph 2 hereof, be effected only either by service upon the Company of an instrument of transfer of ownership of the share and lodgment with it of the share certificate or by written acknowledgement by the Company upon submission to it of an instrument of transfer of ownership and lodgment of the share certificate with the Company. In both cases the Company shall record the transfer of ownership on the share certificate or cancel such share certificate and issue one or more new share certificates for the same total nominal amount registered in the name of the person(s) entitled to the share(s).
13.2. The transfer of ownership of a share for which no share certificate is outstanding can, without prejudice to the provisions of paragraph 3 and
        Article 7, paragraph 3 up to and including paragraph 6 hereof and subject to the provisions of Article 14, paragraph 2, be effected only either by service upon the Company of an instrument of transfer of ownership of the share or by written acknowledgement by the Company upon submission to it of an instrument of transfer of ownership of the share. The written acknowledgement of the transfer of ownership shall, after deletion of the existing booking in the share register, be effected either by recording an initial booking or an addition as referred to in
        Article 11 hereof in the name of the person entitled to the share or by issuing one or more share certificates registered in the name of the transferee for the same total nominal amount registered in the name of the person(s) entitled to the share(s).
13.3. For written acknowledgement by the Company of the transfer of ownership of a registered share, unless such transfer is made with the consent of the Board of Directors, it is required:
        a. if a type I share certificate is outstanding for the share or if a booking for the share is recorded in the share register: that an instrument of transfer of ownership, by means of a form to be supplied free of charge by the Company, duly completed and signed by or on behalf of the transferor, has been lodged with the Company;
        b. if a type II share certificate is outstanding for the share: that the instrument printed on the back of the share certificate or a separate instrument couched in identical terms, duly completed and signed by or on behalf of the transferor, has been lodged with the Company.
Additional transfer requirements.
Article 14.
14.1.   The provisions of Article 13 hereof shall apply correspondingly to:
        a. the allocation of a registered share upon the division of any community of property;
        b. the creation and transfer of a right of usufruct or the creation of a right of pledge on a registered share, provided that the written acknowledgement thereof in the case of a share for which a share certificate is outstanding can be effected only by making a record thereon to such effect.
14.2. The transfer of a registered share as a result of a foreclosure shall take place in accordance with the relevant statutory regulations in force, provided that if a share certificate for the share is outstanding the lodgment of the share certificate with the Company shall also be required for the transfer of ownership.
Section V
Special provisions relating to the ordinary shares numbered 1 to 2,400 inclusive.
Article 15.
15.1. Ordinary shares belonging to the series numbered 1 to 2,400 inclusive may be transferred by the holder only to one or more other holders of such shares numbered 1 to 2,400 inclusive.
15.2. The provisions of the preceding paragraph of this Article may be deviated from with the consent of all the holders of the ordinary shares numbered 1 to 2,400 inclusive, given unanimously at a meeting of such holders at which all such holders are present or represented.
15.3. Before acknowledgement of a transfer is effected, the Board of Directors shall ascertain that the provisions laid down for such transfer have been duly complied with.
Article 16.
16.1. On the death of a holder of any ordinary share bearing one of the numbers 1 to 2,400 inclusive - or on the dissolution of a partnership, association or Company being a holder of such share - the heirs-at-law, legal successors or liquidators shall be bound, within three months at the latest after the date of such death or after the date of the resolution for such dissolution, to offer all the shares registered in the name of their legal predecessor or in the name of such partnership, association or Company, successively and in such order as they may desire, to all the other holders of such shares at the price last quoted on Euronext for the ordinary shares of the Company prior to the date of the offer.
16.2. The heirs-at-law, legal successors or liquidators mentioned in the preceding paragraph shall, not later than three months after the date of the said death or resolution for dissolution, give notice thereof in writing to the Board of Directors, specifying the person or persons to whom, in accordance with the provisions aforesaid, they wish the transfer of the said shares numbered 1 to 2,400 inclusive, belonging to their legal predecessor or the partnership, association or Company as the case may be to be effected, at the same time lodging with the Board of Directors an instrument of transfer of ownership, as mentioned in
        Article 13, paragraph 3 sub-paragraph (a) hereof, and the relative share certificates.
16.3. The provisions of the foregoing paragraphs of this Article may be deviated from with the consent of all the holders of the ordinary shares numbered 1 to 2,400 inclusive, given unanimously at a meeting of such holders, at which all such holders are present or represented.
Article 17.
17.1. If the notice mentioned in the preceding Article hereof, together with the specification, the instrument and the share certificates referred to in such Article have not been lodged with the Board of Directors within the period stated in the said Article, the Board of Directors shall notify the other holders of the ordinary shares numbered 1 to 2,400 inclusive accordingly, at the same time convening a meeting of the holders of such shares. This meeting shall then designate one or more holders of the said shares who are prepared to take over the shares in question, to whom the heirs-at-law, legal successors or liquidators concerned shall be bound to transfer such shares forthwith at the price last quoted on Euronext for the ordinary shares of the Company prior to the date of such designation.
17.2. The chairman of the said meeting shall have the designation mentioned in the preceding paragraph hereof communicated forthwith to the Board of Directors and the Board of Directors shall notify the heirs-at-law, legal successors or liquidators concerned accordingly within fourteen days after such meeting.
17.3. In the event of the heirs-at-law, legal successors or liquidators failing to transfer all the said shares registered in the name of their legal predecessor or in the name of the dissolved partnership, association or Company, to the person or persons designated by the said meeting within fourteen days after notification of such designation to them, the Board of Directors may effect such transfer themselves by signing on their behalf an instrument as mentioned in Article 13, paragraph 3 sub-paragraph (a) hereof; such transfer shall be recorded at the same time in the share register mentioned in Article 11 hereof and - if necessary - duplicate share certificates shall be issued to the transferees. The issue of any such duplicate shall render the document it replaces null and void. All expenses incurred in connection with the issue of such duplicates shall be borne by the heirs-at-law, legal successors or liquidators herein referred to.
Article 18.
All announcements and communications required by the foregoing Articles of this Section shall be sent by registered letter.
Section VI
Management.
Article 19.
19.1. The management of the Company shall be conducted by a Board of Directors.
19.2. The Board of Directors shall consist of one or more Executive Directors and Non-Executive Directors.
19.3.   Only natural persons can be Non-Executive Directors.
19.4. The Board of Directors shall determine the number of Executive Directors and the number of Non-Executive Directors. The Board of Directors may appoint one of the Executive Directors as Group Chief Executive for such period as the Board of Directors may decide.
19.5. The Executive Directors and Non-Executive Directors shall be appointed by the General Meeting in the manner provided in this paragraph. Members of the Board of Directors can only be nominated for appointment by the General Meeting:
        a.      on the proposal of the Board of Directors;
        b. on the proposal of one or more shareholders or holders of depositary receipts for shares who alone or together meet the requirements of Article 28, paragraph 5, provided (i) the proposal has been notified to the Board of Directors on a date not later than the sixtieth day before the day of the General Meeting and (ii) the person to be nominated has confirmed in writing that he accepts the nomination and is prepared to accept a nomination to be appointed as member of the "board of directors" of Unilever PLC.
        A resolution to appoint a member of the Board of Directors of the Company shall become effective (i) at the close of business of the General Meeting at which he was appointed provided that prior to that General Meeting he was appointed as a member of the "board of directors" of Unilever PLC at the corresponding general meeting of Unilever PLC or
        (ii) at the moment of his later appointment as a member of the "board of directors" of Unilever PLC at the corresponding general meeting of Unilever PLC, in which the corresponding general meeting of Unilever PLC shall mean the general meeting of shareholders of Unilever PLC which is closest in time to the relevant General Meeting of the Company or any adjournment of the corresponding general meeting of Unilever PLC; and provided that at least two persons will have been appointed as member of the Board of Directors of whom one will have been appointed as Executive Director of the Company and the other as Non-Executive Director of the Company.
        Pending one or more vacancies the Board of Directors remains properly constituted.
19.6. A resolution to appoint a member of the Board of Directors in a General Meeting can only be validly taken in respect of a person nominated whose name was included in the agenda of such General Meeting or in the notes thereto.
19.7. The remuneration of the Executive Directors shall be determined by the Board of Directors.
19.8. Each of the Non-Executive Directors shall be paid a fee at such rate as may from time to time be determined by the Board of Directors provided that the aggregate of all fees so paid per annum to Non-Executive Directors shall not exceed the amount per annum decided by the General Meeting.
19.9. Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the Board of Directors:
        a. the reasonable costs of conducting a defence against claims (also including claims by the Company) based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the Company's request;
        b. any damages payable by them as a result of an act or failure to act as referred to under a;
        c. the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the Board of Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.
        There shall be no entitlement to reimbursement as referred to above if and to the extent that (i) a Dutch court has established in a final and conclusive decision that the act or failure to act of the person concerned may be characterised as wilful ("opzettelijk"), intentionally reckless ("bewust roekeloos") or seriously culpable ("ernstig verwijtbaar") conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness, or (ii) the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss. If and to the extent that it has been established by a Dutch court in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the Company. The Company may request that the person concerned provide security for his repayment obligation. The Company may take out liability insurance for the benefit of the persons concerned. The Board of Directors may by agreement or otherwise give further implementation to the above.
19.10. The appointment of a Director in itself does not constitute a labour agreement ("arbeidsovereenkomst") between the Director and the Company.
Annual resignation and dismissal.
Article 20.
20.1. All Executive Directors shall retire each year at the Annual General Meeting provided however that the effective time of the resignation shall be as soon as the resolution to appoint at least one Executive Director has become effective pursuant to Article 19, paragraph 5. All Non-Executive Directors shall retire each year at the Annual General Meeting provided however that the effective time of the resignation shall be as soon as the resolution to appoint at least one Non-Executive has become effective pursuant to Article 19, paragraph 5.
        Members of the Board of Directors are eligible for immediate reappointment, subject to the provisions of Article 19.
20.2. The General Meeting may at any time remove or suspend any member of the Board of Directors. The resolution referred to in the preceding sentence shall state the reasons therefor.
Chairman of the Board of Directors.
Article 21.
21.1. The Board of Directors shall appoint one of its members to be its Chairman for such period as the Board of Directors may decide.
21.2. The Board of Directors may appoint one or more of its members as Vice-Chairman of the Board of Directors for such period as the Board of Directors may decide. If the Chairman is absent or unwilling to take the chair, a Vice-Chairman shall be entrusted with such of the duties of the Chairman entrusted to him by these Articles of Association as the Board of Directors may decide.
21.3. If no Chairman has been appointed or if the Chairman is absent or unwilling to take the chair, a meeting of the Board of Directors shall be presided over by a Vice-Chairman or in the event of his absence or unwillingness to take the chair, by a member of the Board of Directors or another person present designated for such purpose by the meeting.
Meetings.
Article 22.
22.1. Meetings of the Board of Directors may be called at any time, either by one or more members of the Board of Directors or, on his or their instructions, by a Secretary .
22.2.   The Secretaries may attend the meetings of the Board of Directors.
        The Board of Directors may decide to permit others to attend a meeting as well.
Powers, restrictions.
Article 23.
23.1. The Board of Directors shall be entrusted with the management of the Company and shall for such purpose have all the powers within the limits of the law that are not granted by these Articles of Association to others.
23.2. The Board of Directors may entrust the Group Chief Executive with the operational management of the Company and the business enterprise connected therewith. The Board of Directors may entrust the Group Chief Executive furthermore with the preparation of the decision making process of the Board of Directors and the implementation of the decisions taken by the Board of Directors to the extent that the Board of Directors has not instructed a committee to do so or has not decided otherwise.
        For the purposes of this paragraph, paragraph 3 and paragraph 6, if no Group Chief Executive is appointed these powers shall be exercised and these duties shall be fulfilled by the Executive Directors jointly.
23.3. The Group Chief Executive shall determine which duties regarding the operational management of the Company and the business enterprises connected therewith will be carried out under his responsibility by one or more other Executive Directors or by one or more other persons.
23.4. The Non-Executive Directors shall supervise the policy and the fulfilment of duties of the Group Chief Executive or of the Executive Directors, respectively, and the general affairs of the Company and they shall be furthermore entrusted with such duties as are and shall be determined by or pursuant to these Articles of Association.
23.5. The Board of Directors may establish such committees as it may deem necessary which committees may consist of one or more members of the Board of Directors or of other persons. The Board of Directors appoints the members of each committee and determines the tasks of each committee. The Board of Directors may at any time change the duties and the composition of each committee.
23.6. Timely the Group Chief Executive shall provide the Non-Executive Directors with all information which is required for the exercise of their duties.
23.7. Without prejudice to its other powers and duties, the Board of Directors is authorised to raise money by issues of notes, to dispose of interests in companies and business enterprises and to enter into transactions:
        a. in respect of a subscription for shares imposing special obligations upon the Company;
        b. concerning the acquisition of shares upon terms differing from those upon which membership in the Company is offered to the public;
        c. having for their object to secure some advantage to one of the founders of the Company or to a third party concerned in its formation;
        d. relative to payments upon shares other than in cash, without being subject to any restriction in this respect.
23.8. In the event of the absence or inability to act of one or more members of the Board of Directors, the powers of the Board of Directors remain intact.
        In the event of the absence or inability to act of all members of the Board of Directors, the Secretaries, acting jointly, or the only Secretary in office, shall temporarily be responsible for the management of the Company until the vacancies have been filled. In the event of the absence or inability to act of all members of the Board of Directors the Secretaries or the only Secretary in office will as soon as possible take the necessary measures required for a permanent solution.
Representation.
Article 24.
24.1.   The Board of Directors shall represent the Company.
24.2. The Company shall also be represented by the Group Chief Executive (if appointed) as well as by two other Executive Directors acting jointly. In addition, except in the case of representation by virtue of a special power of attorney and in the cases mentioned in paragraph 5 of this Article and in Article 9, paragraph 5, the Company shall be represented either by an Executive Director together with a Secretary or an attorney or by two Secretaries or by one Secretary together with an attorney or by two attorneys, in the last case subject to the limitations imposed upon the powers of any such attorneys on or after their appointment.
        The Board of Directors shall have the power, without prejudice to its responsibility, to cause the Company to be represented by one or more attorneys. These attorneys shall have such powers as shall be assigned to them on or after their appointment and in conformity with these Articles of Association, by the Board of Directors.
        The Non-Executive Directors have no power to represent the Company.
24.3. The signing of mantles of share certificates, elements thereof, extracts from the register referred to in Article 11 hereof and notes issued by the Company may be effected by stamping or printing in facsimile the signatures of those who are authorised by virtue of these Articles of Association to represent the Company for such purpose.
24.4. A document which persons, solely or jointly empowered to represent the Company in pursuance of paragraph 2 hereof, have signed as a certified true copy of or extract from the minutes of a General Meeting, of a meeting of holders of a class of shares or of a meeting of the Board of Directors shall as between the Company and third parties be proof of a valid resolution by such meetings in accordance with the contents of such copy or extract.
24.5. If the Company is a shareholder, supervisory director or director of another corporate body, it may also be represented as such at meetings of shareholders, supervisory directors or the board of such corporate body by one Executive Director authorised for this purpose by the Board of Directors.
24.6. If an Executive Director is acting in his personal capacity when entering into an agreement with the Company or when conducting any litigation against the Company, the Company may be represented, with due observance of the provisions of paragraph 2 hereof by the other Executive Directors, unless the General Meeting appoints another person for that purpose to represent the Company. In the event that an Executive Director has a conflict of interest vis-a-vis the Company in any other manner than as described in the first sentence of this paragraph, every Executive Director, subject to the provisions of paragraph 2 hereof, shall have power to represent the Company.
Secretaries.
Article 25.
25.1. The Board of Directors may appoint one or more Secretaries from outside its members.
25.2. A Secretary shall have such powers as are assigned to him by these Articles of Association and, subject to these Articles of Association, by the Board of Directors on or after his appointment.
25.3. A Secretary may be removed from office at any time by the Board of Directors.
Regulations.
Article 26.
With due observance of these Articles of Association the Board of Directors may adopt one or more sets of regulations dealing with such matters as its internal organisation, the manner in which decisions are taken, the composition, the duties and organisation of committees and any other matters concerning the Board of Directors, the Group Chief Executive (if appointed), the Executive Directors and the committees established by the Board of Directors.
Section VII
Meetings of holders of a class of shares.
Article 27.
The provisions of the Articles 28 to 33 inclusive and of Article 35 hereof relating to the General Meeting shall, save in so far as is otherwise expressed or follows from the meaning of the relevant provision, apply correspondingly to the meeting of holders of preference shares, to the meeting of holders of preference shares of a particular class and the meeting of ordinary shareholders and - subject to the provisions of Article 36 hereof - to the meeting of the holders of ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR428.57) each numbered 1 to 2,400 inclusive.
Place of meetings. Convocation. Registration date.
Article 28.
28.1. The General Meetings shall be held at Rotterdam, Vlaardingen, The Hague, Utrecht, Amsterdam or Haarlemmermeer at such time and place as the Board of Directors shall decide.
28.2. The notice convening a General Meeting shall be issued by or on behalf of the Board of Directors by way of advertisement in the daily newspapers mentioned in Article 33 hereof. At least fourteen days notice shall be given, not counting the day of issuing the notice and the day of the meeting.
28.3. The notice shall state which requirements shareholders and holders of depositary receipts for shares must meet under the provisions of Article 29 hereof, in order that they may attend the General Meeting or be represented thereat by proxy.
28.4. The notice shall furthermore contain the agenda for the meeting or - except in the case of a proposal to amend the Articles of Association - shall state that the agenda is available for inspection by shareholders and by holders of depositary receipts for shares at the Company's registered office.
28.5. Proposals by shareholders or holders of depositary receipts for shares shall be put on the agenda only if they have been lodged in writing with the Board of Directors by one or more shareholders or holders of depositary receipts for shares who alone or together represent at least one-hundredth of the issued capital or who represent the market value in shares as set in respect thereto by or pursuant to the law on a date not later than the sixtieth day before the day of the meeting and provided that there is not an important interest of the Company at stake which prohibits that such proposal is put on the agenda. For this purpose, holders of shares which do not form part of a collective depot or the giro depot shall at the same time state the numbers of the share certificates and/or of the bookings for the shares held by them and holders of shares who are entitled as a participant to a collective depot shall deliver a written statement from the affiliated institution confirming that the number of shares mentioned in the statement forms part of a collective depot and that the person mentioned in the statement is a participant for the portion of the issued share capital or the market value mentioned in the statement on the day on which proposals are lodged in writing with the Board of Directors, or by other means to the satisfaction of the Board of Directors. The provisions of the preceding sentence shall correspondingly apply to depositary receipts for shares and to holders of depositary receipts for shares.
Admittance to a General Meeting.
Article 29.
29.1. Without prejudice to the provisions of Article 8 hereof, any person who at the date of a General Meeting is a shareholder or a holder of a depositary receipt for a share and in respect of whom the requirements set out in paragraph 3 or in paragraph 4 hereof have been met shall be entitled either in person or by proxy appointed in writing:
        a.      to attend and speak at such meeting;
        b. to the extent a voting right in respect of the share accrues to him by virtue of the law: to exercise such voting right at the meeting.
29.2. Besides the persons mentioned in paragraph 1 hereof, only members of the Board of Directors and the Secretaries and persons whom the meeting or its chairman may admit shall be entitled to attend the meeting.
29.3.   Shareholders intending to attend the General Meeting shall:
        a. in order to be able to exercise the powers mentioned in paragraph 1 hereof in respect of a share which does not form part of a collective depot or the giro depot - notify the Company in writing of their intention by the time and at the place mentioned in the notice, either stating the number of the share certificate or of the booking for the said share, or using a form to be furnished for this purpose by or on behalf of the Company, or in such other manner as mentioned in the notice;
        b. in order to be able to exercise the powers mentioned in paragraph 1 hereof as participant in a collective depot: deliver at the office of the Company or at such other place as mentioned in the notice of meeting either a written statement by an affiliated institution confirming that the number of shares mentioned in the statement forms part of a collective depot and that the person mentioned in the statement is a participant for the number of shares mentioned and shall remain a participant until the meeting has ended or give notice in such other manner as the Board of Directors may determine.
        The time mentioned in (a) and (b) above shall not be later than the third day following that of the notice convening the meeting nor earlier than the day prior to that of the meeting determined by the Board of Directors with due observance of the statutory provisions.
29.4. The Board of Directors may determine that persons authorised to attend a General Meeting or persons authorised to attend and to vote at a General Meeting shall be those persons who as such have been registered in one or more register or registers designated for that purpose by the Board of Directors at a time designated for that purpose by the Board of Directors, irrespective of whom at the time of the General Meeting would have been a person authorised to attend a General Meeting or a person authorised to attend and to vote at a General Meeting if a registration date referred to in this paragraph would not have been established. The convocation to attend a General Meeting shall mention the registration time as well as the manner in which persons authorised to attend a General Meeting and persons authorised to attend and to vote at a General Meeting can register themselves and exercise their rights.
        The provisions of paragraph 3, sub-paragraphs a and b shall apply correspondingly.
29.5. In the event that the powers mentioned in paragraph 1 will be exercised by a proxy, then in addition to the notification - if and when it applies with due observance of the provisions of paragraph 4 hereof - the proxy must have been received by the Company by not later than the date or dates mentioned for that purpose in the convocation. A proxy may exercise the powers mentioned in paragraph 1 hereof only (i) for shares in respect whereof the numbers of the share certificates or of the bookings are specified in the instrument of proxy, unless his instrument of proxy is on a form furnished for this purpose by or on behalf of the Company and (ii) for the number of shares that is mentioned in the notification made in accordance with paragraph 3 under b.
29.6. The provisions of paragraphs 3 and 5 hereof shall apply correspondingly to depositary receipts for shares and to the holders of such depositary receipts for shares.
Number of votes.
Article 30.
The person who is authorised by virtue of these Articles of Association to exercise the voting right attaching to one or more shares at the General Meeting may cast as many votes in respect of his shares as the number of complete times the nominal value of the smallest share is comprised in the total nominal amount of his shares.
Chairman, minutes.
Article 31.
31.1. The Chairman of the Board of Directors shall preside at General Meetings. If no Chairman of the Board of Directors has been appointed and also if the Chairman is absent or unwilling to take the chair, the General Meeting shall, subject to the provisions of Article 21, paragraph 2 hereof in respect of a Vice-Chairman, be presided over by such other member of the Board of Directors or such other person, whether a shareholder or not, as the Board of Directors may determine. If at a meeting no person is present who can act as the Chairman of that meeting in accordance or pursuant to these Articles of Association, then one of the shareholders present shall be charged by the meeting to take the chair of that meeting.
31.2. The minutes of the General Meeting - unless the business transacted thereat is recorded by a notary - shall be taken by a person to be designated for this purpose by the Board of Directors. The minutes shall include the full text of the resolutions adopted by the General Meeting and, at the request of a person who was entitled to address the meeting, the concise content of what he said, and further all that which the Chairman of the meeting may deem necessary. The minutes shall be finally settled and signed by the Chairman of the meeting and by the person referred to in the first sentence of this paragraph.
Resolutions.
Article 32.
32.1. All resolutions by a General Meeting shall, except where the law or these Articles of Association otherwise provide, be passed by an absolute majority of the votes cast. Blank or invalid votes shall not count.
32.2.   The Chairman of the meeting determines the method of voting.
32.3. In the event of an equality of votes concerning persons, lots shall be drawn; in the case of other matters than persons the resolution shall be deemed to have been rejected.
Publication of convocations.
Article 33.
All notices by the Company shall be published in at least two Dutch daily newspapers to be selected by the Board of Directors. Notifications and announcements by the Company shall be made in the manner determined by the Board of Directors.
The provisions of this article shall apply save in so far as otherwise provided in these Articles of Association and without prejudice to any additional, legal or regulatory publication requirements.
Annual General Meeting.
Article 34.
34.1. The General Meetings shall be distinguished between Annual General Meetings and extraordinary General Meetings and shall be convened by the Board of Directors.
34.2. The Annual General Meeting shall be held not later than the month of June.
34.3. The agenda for the Annual General Meeting shall in any case include the following items:
        a. consideration of the Annual Report submitted by the Board of Directors;
        b. adoption of the Annual Accounts drawn up by the Board of Directors, which Annual Accounts include the appropriation of the profit realised in the preceding financial year, subject to the provisions of Article 38 hereof;
        c.      the granting of discharge to the Executive Directors for the fulfilment of their task in the preceding financial year;
        d.      the granting of discharge to the Non-Executive Directors for the fulfilment of their task in the preceding financial year;
        e.      appointment of Executive Directors and Non-Executive Directors;
        f. appointment of one or more experts charged with the auditing of the Annual Accounts for the current year;
        g.      consideration of the other items on the agenda referred to in
                Article 28 hereof.
Extraordinary General Meetings.
Article 35.
Extraordinary General Meetings shall be held whenever the Board of Directors so decides or at the request by one or more shareholders and holders of depositary receipts for shares together representing at least one-tenth of the issued capital who make a request to that effect in writing to the Board of Directors, specifying the resolutions which they wish to be considered. The provisions of the second sentence of Article 28, paragraph 5 shall hereby apply correspondingly.
Meetings of holders of ordinary shares numbered 1 to 2,400 inclusive.
Article 36.
The following special arrangements shall apply to meetings of the holders of the ordinary shares of four hundred and twenty-eight euro and fifty-seven eurocent (EUR428.57) each numbered 1 to 2,400 inclusive:
a. meetings of the holders of these shares may be convened by notice sent out at least seven days - in cases of urgency five days - prior to the date of the meeting;
b. such meetings shall be held at the place mentioned in the convocation and shall themselves provide for their conduct and for the taking of minutes of the business transacted thereat;
c. the agenda of the business to be dealt with at such meetings need not be included in the notice, nor have been made available for inspection in the manner provided in Article 28, paragraph 4, hereof;
d. such meetings may also be called by any holder of one or more such shares;
e. if all the holders of such shares are present or represented thereat such meeting, even in case it has not been convened in accordance with the relative provisions of these Articles of Association, shall, with the approval of all present, be deemed to have been validly convened.
Section VIII
Financial year, Annual Accounts.
Article 37.
37.1.   The financial year of the Company is the calendar year.
37.2. If by virtue of the agreement referred to in Article 2 hereof any claim against or liability towards Unilever PLC arises for the Company as a result of the declaration of the dividends to be distributed for the financial year by the Company and by Unilever PLC, such claim or liability shall be credited or debited as the case may be to the Company's Profit and Loss Account for that financial year.
37.3. The Board of Directors shall keep the Annual Accounts which it has drawn up and its Annual Report, together with the information to be added thereto pursuant to the law and the declaration issued by the expert(s) referred to in Article 34, paragraph 3, sub-paragraph (f), hereof, vailable for inspection by shareholders and by holders of depositary receipts for shares at the Company's office from the day on which the notice convening the General Meeting is issued until the termination of such meeting and shall make copies thereof available for such holders free of charge; other persons may obtain copies at cost.
37.4. Adoption of the Annual Accounts shall be made by the General Meeting. Allocation of profits.
Article 38.
38.1. The profit shown by the adopted Annual Accounts for the preceding financial year shall, after the reserves which have to be kept by virtue of the law or the agreement referred to in Article 2 hereof have where necessary been provided therefrom and losses not yet covered from previous years have been made good and after the reserves deemed necessary by the Board of Directors have been provided, be applied as follows.
38.2. Firstly, to the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be paid a dividend of seven per cent, six per cent and four per cent, respectively calculated on the basis of the original nominal value of their shares in Dutch guilder, being a nominal value of one thousand Dutch guilder (NLG1,000) for the 7% cumprefs, a nominal value of one thousand Dutch guilder (NLG1,000) for the 6% cumprefs and a nominal value of one hundred Dutch guilder (NLG100) for the 4% cumprefs. For the purposes of this calculation, the nominal value originally in Dutch guilder will be converted into euro at the official conversion rate.
38.3. If the amount of the profit remaining after application of paragraph 1 hereof is not sufficient to implement in full the provisions of paragraph 2 hereof, such amount shall be distributed among the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs in such manner that the percentages of dividend payable on the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be in the ratio of seven to six to four.
38.4. In the event mentioned in paragraph 3 hereof, the deficit shall be made good in subsequent years, provided always that the profits of subsequent years remaining after implementation of the provisions of paragraphs 1 and 2 hereof in respect of such profits shall first be applied in making good the arrears in the dividends for previous years so that, if insufficient profit remains to make good these arrears, the percentages of dividend paid in order to make good the arrears of dividend on the 7% cumprefs, 6% cumprefs and 4% cumprefs shall be in the ratio of seven to six to four.
38.5. The profits remaining after the provisions of the preceding paragraphs have been applied shall be distributed to the holders of the ordinary shares in proportion to the nominal value of their respective holdings of ordinary shares.
Interim distributions.
Article 39.
The Board of Directors may resolve to make an interim distribution on shares in so far as an interim statement of assets and liabilities shows that the Company's capital and reserves are higher than the sum of the paid-up and called capital plus the reserves which have to be kept by virtue of the law or these Articles of Association.
Distribution in the form of shares.
Article 40.
Resolutions to make a distribution in whole or in part by issuing shares in the capital of the Company may be passed only by the corporate body authorised to resolve on the distribution, without prejudice to the powers that might be vested in another corporate body with regard to the issue of shares not yet issued.
Payment of distributions.
Article 41.
41.1. The Board of Directors shall determine the place or places where a distribution is obtainable. At least one place in the Netherlands shall be designated for this purpose for all classes of shares, except for shares for which a type II share certificate has been issued.
41.2. If, as regards the latter shares, a cash dividend is made obtainable only outside the Netherlands, the payment shall be made on these shares in the currency of the country concerned calculated at the Euro foreign exchange reference rates as published by the European Central Bank or at another rate of exchange to be determined by the Board of Directors in the event that such rate of exchange is not available at the date on which such distribution is resolved upon. If and to the extent that on the first day on which the distribution is obtainable the Company, in consequence of Government action, war or other exceptional circumstances beyond its control, is unable to make payment at the place designated outside the Netherlands or in the foreign currency, the Board of Directors may to that extent designate one or more places in the Netherlands instead, in which event the provisions of the preceding sentence hereof shall to that extent no longer apply.
41.3. The Board of Directors shall determine the date from which a distribution is obtainable. Different dates may be set in respect of the ordinary shares or the various classes of preference shares and in respect of registered shares for which type I or II share certificates are outstanding, shares for which bookings as referred to in Article 11 hereof have been recorded in the share register or shares which form part of a collective depot or the giro depot.
41.4. In respect of a distribution on a share, for which a type II share certificate is outstanding or for which a booking as mentioned in
        Article 11 hereof has been recorded in the share register, the Company shall be released as against the person entitled thereto by placing whatsoever is obtainable at the disposal of or dealing therewith as instructed by the person in whose name the share is recorded at the time fixed for such purpose by the Board of Directors. Different times may be fixed for the two categories mentioned in this paragraph.
41.5. The person entitled to a distribution on a share for which a type I share certificate is outstanding, must, in order to be able to exercise his right to such distribution, surrender to the Company the dividend coupon designated therefor by the Board of Directors at one of the places indicated for this purpose by the Board of Directors.
41.6. The Board of Directors may waive the requirements of paragraph 5 hereof, subject to such conditions and on such security being given as the Board of Directors shall deem necessary.
41.7. Any resolution to make a distribution, and the places and times mentioned in this Article shall be made known in such manner as the Board of Directors may consider appropriate.
41.8. In the event of any right being granted to shareholders, not consisting of a distribution out of profits or out of the liquidation balance and not included among the powers described in Article 29 hereof, the provisions of the foregoing paragraphs hereof shall apply thereto correspondingly.
Loss of rights.
Article 42.
42.1. The right to a cash distribution shall lapse and the amount concerned be credited to the Company's Profit and Loss Account if such amount has not been collected five years after the first day on which it was obtainable.
42.2. If a distribution is made by issuing ordinary shares in the Company's capital, any shares not claimed by the person entitled thereto five years after the first day on which they were obtainable may be converted into money by the Company on his account. The right to the proceeds shall lapse and such proceeds be credited to the Company's Profit and Loss Account if they have not been collected by the person entitled thereto twenty years after the first day on which the shares were obtainable.
Section IX
Alteration of the Articles of Association and winding up.
Article 43.
43.1. Without prejudice to the provisions of Article 44 hereof, resolutions by the General Meeting to alter these Articles of Association shall be valid only if proposed by the Board of Directors.
        A proposal of the Board of Directors to alter Article 19 paragraphs 5 and 6 requires the prior approval of the meeting of the holders of the ordinary shares numbered 1 to 2,400 inclusive.
43.2. Resolutions to alter these Articles of Association which would prejudice the rights of the holders of the 7% cumprefs, 6% cumprefs or 4% cumprefs under these Articles of Association shall require the approval of the meeting of the holders of the preference shares concerned given by at least three-fourths of the votes cast at such meeting.
43.3. The provisions of paragraph 2 hereof shall not apply to a resolution to alter these Articles of Association relating to a reduction of the Company's issued capital in the event of the repayment of the 4% cumprefs as provided in Article 5 hereof.
Alteration of the agreement referred to in Article 2.
Article 44.
44.1. Resolutions to alter or terminate the agreement referred to in Article 2 hereof shall be valid only if passed by the General Meeting upon a proposal by the Board of Directors. Such resolutions shall require the approval of the holders of ordinary shares, given by majority vote at a meeting of such holders at which at least one-half of the total issued ordinary capital of the Company is represented. If the resolution proposed relates to an alteration of the said agreement which would prejudice the interests of the holders of preference shares under the said agreement, or to the termination of the agreement, then such resolution shall also require the approval of the holders of preference shares given by at least three-fourths of the votes cast at a meeting of such holders at which not less than two-thirds of the total issued preference capital of the Company is represented.
44.2. If at any meeting as referred to in paragraph 1 hereof the capital prescribed therein should not be represented, a new meeting shall be convened, to be held within three months thereafter. The provisions of paragraph 1 hereof shall apply correspondingly to this new meeting, except that such new meeting may give the approval referred to therein regardless of the capital represented thereat.
Dissolution.
Article 45.
45.1. The resolution to dissolve the Company shall be valid only if proposed by the Board of Directors and if carried at the General Meeting by at least three-fourths of the votes cast thereat.
45.2. On the dissolution of the Company, the liquidation shall be carried out by the Board of Directors, unless otherwise resolved by the General Meeting.
45.3. The provisions of these Articles of Association shall continue in force as far as possible during the liquidation.
45.4. The resolution to dissolve the Company shall also set the remuneration of the liquidators.
45.5. The liquidation balance after payment of all liabilities and charges shall, subject to the relevant statutory regulations, be applied in the first place in paying off the 7% cumprefs, 6% cumprefs and 4% cumprefs both as to capital and arrears of dividend. Capital as meant in the preceding sentence is defined as the original nominal value mentioned in
        Article 38, paragraph 2 converted into euro at the official conversion rate.
45.6. If the liquidation balance does not permit of such payment, the balance available shall be applied in the first place in making good any arrears of dividend on the 7% cumprefs, 6% cumprefs and 4% cumprefs and, if insufficient for making good such arrears, it shall be applied as provided in Article 38, paragraph 4, hereof. Any balance remaining thereafter shall be distributed among the holders of the 7% cumprefs, 6% cumprefs and 4% cumprefs pro rata to the original nominal value mentioned in Article 38, paragraph 2 converted into euro at the official conversion rate.
45.7. Whatever remains after the provisions of paragraphs 5 and 6 have been applied shall be distributed to the holders of the ordinary shares in proportion to their respective holdings of ordinary shares.
Section X
Transitional provisions.
Article 46.
46.1. In connection with the alteration of the Articles of Association which took effect on the tenth day of May one thousand nine hundred and ninety-nine, the ordinary shares with a nominal value of one Dutch guilder (NLG1) as then stated in the Articles of Association held by each shareholder have been converted into such number of ordinary shares with a nominal value of one Dutch guilder and twelve cents (NLG1.12) as then stated in the Articles of Association, as results from multiplying the total number of ordinary shares of one Dutch guilder (NLG 1) as stated in the Articles of Association prior to such alteration of the Articles of Association held by such shareholder with one hundred/one hundred twelfth. A possible fraction of one ordinary share of one Dutch guilder and twelve cents (NLG1.12) as then stated in the Articles of Association resulting from this multiplication has been converted into one or more subshares of ordinary shares of one Dutch guilder and twelve cents (NLG1.12) as then stated in the Articles of Association, hereafter called "Scrips", of one cent (NLG0.01) as then stated in the Articles of Association, with if necessary a rounding upward to a full Scrip.
        In connection with this alteration of the Articles of Association which shall become effective on the twenty-second day of May two thousand and six, a Scrip shall be deemed to be a subshare entitled to three/one hundred and twelfth (3/112) part of one (1) ordinary share with a nominal value of sixteen eurocent (EUR0.16) each.
46.2. As long as Scrips are outstanding as a consequence of conversion of ordinary shares as provided in this Article, the following provisions apply.
46.3. The Scrips are to bearer. Only bearer certificates will be issued for the Scrips, together with a dividend sheet, not consisting of separate dividend coupons.
46.4. Notwithstanding the provisions of paragraph 3 , the provisions of Title 4 of Book 2 of the Dutch Civil Code on shares and shareholders apply accordingly to Scrips and holders of Scrips, to the extent not stipulated otherwise in those provisions.
46.5. The provisions of these Articles of Association on ordinary shares respectively on holders of such shares apply accordingly to Scrips and holders of Scrips, to the extent those provisions and the paragraphs 6, 7 and 8 hereafter do not stipulate otherwise.
46.6. The holder of a Scrip can not elect to register the Scrip in his name. The Board of Directors may determine that a Scrip, whether or not temporarily, shall be in registered form.
46.7. Every holder of a Scrip is entitled to three/one hundred and twelfth (3/112) of the (interim) dividend and any other distribution to which the holder of an ordinary share is entitled.
46.8. In the event the holder of a Scrip acquires such number of Scrips that he holds in total one hundred and twelve (112) or more Scrips, then, in deviation from what has been provided in Article 7, paragraph 6, each time one hundred and twelve (112) Scrips held by him are automatically converted in three ordinary shares with a nominal value of sixteen eurocent (EUR0.16) each, for which the Company shall enter the holder of these shares in the share register, unless that shareholder elects for a direct transfer for incorporation in a collective depot. Certificates to bearer of Scrips which will then be converted have to be delivered to the Company. The Company may charge costs for conversion.
Article 47.
47.1. The share certificates issued before the tenth day of May one thousand nine hundred and ninety-nine according to Model B for ordinary shares with a nominal value of one Dutch guilder (NLG1) as then stated in the Articles of Association had to be exchanged after the alteration to the Articles of Association which took effect on the tenth day of May one thousand nine hundred and ninety-nine by the relevant shareholder for share certificates according to Model B of ordinary shares with a nominal value of one Dutch guilder and twelve cents (NLG1.12) as stated in the Articles of Association following such alteration of the Articles of Association by applying the calculation set forth in Article 46, paragraph 1. In connection with the split of one ordinary share into three ordinary shares of nominal value sixteen eurocent (EUR0.16) each, the share certificates according to Model B which have not been exchanged on the twenty-second day of May two thousand and six are now deemed to be share certificates according to Model B with a nominal value of sixteen eurocent (EUR0.16). The Company may charge costs for such exchange.
47.2. Contrary to the provision of paragraph 1 of this Article, every registered share certificate in respect of an ordinary share which is co-signed by the financial institution at that time designated and which is issued in pursuance of a version of these Articles of Association in force prior to the tenth day of May one thousand nine hundred and ninety-nine, will have to be returned to a financial institution designated by the Company, in exchange for which the shareholders will be directly registered in the New York share register of the Company maintained by the financial institution designated by the Company. Certificates of shares will only be issued to these shareholders at their request and the Company may charge costs for such issuing of certificates. In order to exercise rights attached to the registered shares in respect of which certificates have been issued which are co-signed by the financial institution at that time designated, after the thirtieth day of July one thousand nine hundred and ninety-nine, the holders of such shares will have to have exchanged these certificates for a direct registration in the New York share register of the Company maintained by the financial institution designated by the Company.
47.3. Every booking before the tenth day of May one thousand nine hundred and ninety-nine in the share register of ordinary shares of one Dutch guilder (NLG1) will be deemed to be a registration of such number of ordinary shares with a nominal value of sixteen eurocent (EUR0.16) as results from applying the calculation described in Article 46, paragraph
        1. Scrips are not registered in the share register, unless the Board of Directors has determined that a Scrip, whether or not temporarily, shall be in registered form or that the provisions of Article 46, paragraph 8 are applicable.
47.4. Reference is made to the following transitional provision which forms part of the Articles of Association as from the thirteenth day of October nineteen hundred and ninety-seven:
        "In order to exercise rights attached to ordinary shares of four Dutch guilders each outstanding on the thirteenth day of October one thousand nine hundred and ninety-seven and in respect of which type A certificates have been issued, after the first day of March one thousand nine hundred and ninety-eight, the holders of such shares will have to have exchanged the type A share certificates into type B share certificates in respect of ordinary shares of one Dutch guilder (NLG1)."
Article 48.
As a consequence of the execution of this deed (the twenty-second day of May two thousand and six) each ordinary share with a nominal value of forty-eight eurocent (EUR0.48) is split into three ordinary shares with a nominal value of sixteen eurocent (EUR0.16) each.
Dematerialisation and split.
Article 49.
49.1. In connection with this amendment of the Articles of Association (the twenty-second day of May two thousand and six) all shares, that is both the ordinary shares and the preference shares, shall be in registered form, notwithstanding the provisions of Article 46, paragraph 3. Shareholders, holders of a right of usufruct and holders of a right of pledge can no longer exercise the rights attached to their shares (or have their rights exercised), as long as they (a) have not been entered into the share register or (b) have not delivered their shares for incorporation in a collective depot to an affiliated institution, all of this subject to the provisions of Article 46, paragraph 3.
49.2. An entry in the share register and a delivery as meant in the preceding paragraph hereof can only take place against delivery of the relevant share certificates to the Company. After expiry of the current financial year the Company may charge the cost for the registration in the share register as meant in this Article.
49.3. Share certificates for registered shares expressed in Dutch guilder must be delivered to the Company and at the request of the shareholder concerned for these share certificates either share certificates can be issued with the appropriate nominal value expressed in euro or - if possible - a transfer shall take place for incorporation in a collective depot to an affiliated institution.